UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1


                               QUALIX GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    747586105
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                 STEPHEN C. WISE
                Senior Vice President, Finance and Administration
                           and Chief Financial Officer
                                3210 PORTER DRIVE
                               PALO ALTO, CA 94304
                                 (650) 812-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 25, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP NO.   747586105
------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Legato Systems, Inc.  (IRS ID No. 99-3077394)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      X   Not Applicable
         (b)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e) __
         N/A
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
------------------------------ ----- -------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER
           SHARES                    N/A
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ----- -------------------------------------------
                               ----- -------------------------------------------
                               8     SHARED VOTING POWER
                                     2,171,200
                               ----- -------------------------------------------
                               ----- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     N/A
                               ----- -------------------------------------------
                               ----- -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     N/A
------------------------------ ----- -------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,171,200
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.4%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D



                  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Legato Systems, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 1    Security and Issuer.

                  This statement on Schedule 13D relates to the Common Stock of Qualix Group, Inc., a Delaware corporation ("Qualix" or "Issuer"). The principal executive offices of Qualix are located at 177 Bovet Road, Second Floor, San Mateo, California 94402.


Item 2    Identity and Background.

                  The name of the corporation filing this statement is Legato Systems, Inc., a Delaware corporation ("Legato"). Legato's principal business is as a provider of enterprise storage management software products. The address of the principal executive offices of Legato is 3210 Porter Drive, Palo Alto, California 94304. Set forth in SCHEDULE A is a list of each of Legato's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Legato in which such employment is conducted.

                  During the past five years neither Legato nor, to Legato's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Legato nor, to Legato's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither Legato nor, to Legato's best knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to
Item 2(d) or 2(e) of Schedule 13D.


Item 3    Source and Amount of Funds or Other Consideration.

     Pursuant to an Agreement and Plan of Reorganization, dated as of October 25, 1998, (the "Merger Agreement"), among Legato, HAT Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Legato ("Merger Sub"), and Qualix, and subject to the conditions set forth therein (including approval by the stockholders of Qualix), Merger Sub will merge with and into Qualix and Qualix will become a wholly-owned subsidiary of Legato (such events constituting the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Qualix with Qualix remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each holder of an outstanding share of Qualix Common Stock will receive a fraction of a share of Legato Common Stock equal to the Exchange Ratio. The "Exchange Ratio" equals a number, the numerator of which is (i) 1,721,000 shares of Legato Common Stock and the denominator of which is equal to (ii) the sum of (A) the aggregate number of shares of Qualix Common Stock outstanding at the Effective Time (as such term is defined in the Merger Agreement) of the Merger and (B) the aggregate number of shares of Qualix Common Stock issuable upon exercise of all outstanding options to acquire Qualix Common Stock at the Effective Time of the Merger. The Company will also assume all outstanding Qualix stock options in the transaction. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 99.1 to this
Schedule 13D and incorporated herein by reference.

     This statement on Schedule 13D also relates to certain Voting Agreements described in Item 4 below and the Stock Option Agreement described in Item 6 below.


Item 4    Purpose of Transaction.

                  (A) - (B) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Legato, with and into Qualix in a statutory merger pursuant to the provisions of the Delaware General Corporation Law. At the Effective Time of the Merger, the separate existence of Merger Sub will cease and the existence of Qualix will continue as the Surviving Corporation and as a wholly-owned subsidiary of Legato. Each holder of an outstanding share of Qualix Common Stock will receive a fraction of a share of Legato Common Stock equal to the Exchange Ratio.

                  As an inducement to Legato to enter into the Merger Agreement, each stockholder of Qualix who is a party to a Voting Agreement, dated as of October 25, 1998 (each a "Voting Agreement," and collectively, the "Voting Agreements"), among the parties thereto (each a "Voting Agreement Stockholder," and collectively, the "Voting Agreement Stockholders") with Legato, has, by executing a Voting Agreement, irrevocably appointed Legato, or any nominee of Legato as his, her or its lawful attorney and proxy. Such proxies give Legato the limited right to vote the shares of Qualix Common Stock beneficially owned by the Voting Agreement Stockholders (including any shares of Qualix Common Stock that such stockholders acquire after the time they entered into the Voting Agreements) (collectively, the "Shares").

                  The names of the Voting Agreement Stockholders, the number of shares of Qualix Common Stock beneficially owned by each such stockholder and the percentage ownership of Qualix Common Stock by each such stockholder is set forth in SCHEDULE B hereto which is hereby incorporated by this reference.

                  In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, Legato will be limited, at every Qualix stockholders meeting and every written consent in lieu of such meeting, to vote the Shares in favor of approval of the Merger and the Merger Agreement. Each of the Voting Agreement Stockholders may vote his or her Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "Expiration Date"). Each Voting Agreement Stockholder may only transfer his or her Shares if such shares remain subject to the terms of the Voting Agreement. The foregoing summary of the terms of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement included as EXHIBIT 99.2 to this
Schedule 13D and incorporated herein by reference.

     (c) Not applicable.

     (d) It is anticipated that, upon consummation of the Merger, the directors and the initial officers of the Merger Sub (each of whom is an executive officer of Legato) immediately prior to the Merger shall generally be the current directors and officers of Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

     (e) See discussion of Merger in Item 3 above.

     (f) Other than as a result of the Merger described in Item 3 above, not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) Upon consummation of the Merger, Qualix Common Stock will be de-listed from The Nasdaq Stock Market.

     (i) Upon consummation of the Merger, Qualix Common Stock will be de-registered under the Securities Act pursuant to Section 12(g)(4) of the Securities Act by filing a Form 15 with the Securities and Exchange Commission.

     (j) Other than described above, Legato currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(A) - (i) of Schedule 13D (although Legato reserves the right to develop such plans).

Item 5    Interest in Securities of the Issuer.

                  (A) - (B) As a result and subject to the terms of the Voting Agreements and the irrevocable proxies granted pursuant thereto, Legato has the sole power to vote an aggregate of 2,171,200 shares of Qualix Common Stock (including an aggregate of 338,768 shares subject to options purchasable by the Voting Agreement Stockholders within 60 days of October 25, 1998) for the limited purposes described in Item 4 above. Such shares constitute approximately 20.4% of the issued and outstanding shares of Issuer Common Stock as of October 25, 1998 (after giving effect to the exercise of all options exercisable within 60 days of such date). Other than with respect to the provisions of the Voting Agreements, Legato does not have the right to vote the Shares on any other matters. Legato does not share voting power of any additional shares of Qualix Common Stock with regard to the limited purposes set forth in Item 4 above or otherwise. Legato does not have the sole power to vote or to direct the vote or to dispose or direct the disposition of any shares of Qualix Common Stock. To Legato's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in SCHEDULE A.

     (c) Legato has not effected any transaction in Issuer Common Stock during the past 60 days and, to Legato's knowledge, none of the persons named in SCHEDULE A has effected any transaction in Issuer Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Under the terms of a Stock Option Agreement, dated as of October 25, 1998, between Legato and Qualix (the "Stock Option Agreement"), Qualix granted Legato an option (the "Merger Option") to acquire a number of shares of Qualix Common Stock, at the price of $5.73 per share, equal to 19.9% of shares of Qualix capital stock issued and outstanding on the date the Merger Option is exercisable. The Merger Option is exercisable (i) upon public disclosure of an Acquisition Proposal for an Alternative Transaction (as such terms are defined in the Stock Option Agreement) with respect to Qualix, with any party other than Legato (or an affiliate of Legato), (ii) upon the commencement of an election contest within the meaning of Rule 14a-11 of the Exchange Act with the purpose of seeking to effect a Change in Control of the Qualix Board of Directors, or
(iii) upon termination of the Merger Agreement pursuant to Section 7.1(e) thereof. Under the terms of the Stock Option Agreement, any proceeds to Legato in excess of the sum of (x) $1,500,000 plus (y) the Exercise Price multiplied by the number of Qualix Shares purchased by Legato pursuant to the Option shall be remitted by Legato to Qualix. The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the form of Stock Option Agreement included as EXHIBIT 99.3 to this Schedule 13D and incorporated herein by reference.

     Other than the Merger Agreement, the Voting Agreements and the Stock Option Agreement, to the best knowledge of Legato, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Qualix, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7    Materials to be Filed as Exhibits.

                  The following documents are included as exhibits:

     1. Agreement and Plan of Reorganization, dated as of October 25, 1998, by and among Legato Systems, Inc., a Delaware corporation, HAT Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Legato Systems, Inc., and Qualix Group, Inc., a Delaware corporation.

     2. Form of Voting Agreement, dated as of October 25, 1998, between Legato Systems, Inc., a Delaware corporation, and certain stockholders of Qualix Group, Inc., a Delaware corporation.

     3. Form of Stock Option Agreement, dated as of October 25, 1998, between Legato Systems, Inc., a Delaware corporation, and Qualix Group, Inc., a Delaware corporation.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 1998

                        LEGATO SYSTEMS, INC.



                        By:    /s/ Stephen C. Wise
                               Stephen C. Wise
                               Senior Vice President, Finance and Administration and Chief Financial Officer

                                       S-3
                                       S-1
                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              LEGATO SYSTEMS, INC.



                                               Present Principal Occupation
      Name and Title (1)                           and Name of Employer                   Citizenship
      ------------------                           --------------------                   -----------
      Louis C. Cole                                     Legato Systems, Inc.                  U.S.
      Chairman, President and Chief
      Executive Officer

      Kent D. Smith                                     Legato Systems, Inc.                  U.S.
      Executive Vice President
      and Chief Operating Officer

      Stephen C. Wise                                   Legato Systems, Inc.                  U.S.
      Senior Vice President, Finance and
      Administration and Chief Financial
      Officer

      Nora M. Denzel                                    Legato Systems, Inc.                  U.S.
      Senior Vice President and Chief
      Technical Officer

      John Ferraro                                      Legato Systems, Inc.                  U.S.
      Senior Vice President, Worldwide Sales

      James Chappel                                     Legato Systems, Inc.                  U.S.
      Vice President, Business Development

      Eric A. Benhamou                                Chief Executive Officer                 U.S.
      Director                                            3COM Corporation

      Kevin A. Fong                                       General Partner                     U.S.
      Director                                             Mayfield Fund

      David N. Strohm                                     General Partner                     U.S.
      Director                                    Greylock Management Corporation

      Philip E. White                                      Self-employed                      U.S.
      Director                                     High tech industry consultant

(1)    The address for each executive officer and/or director is c/o Legato Systems, Inc.,
       3210 Porter Drive, Palo Alto, California 94304.

                                   SCHEDULE B

                               QUALIX GROUP, INC.
                          VOTING AGREEMENT STOCKHOLDERS


                                        Shares of Qualix
                                      Beneficially Owned by               Percentage of
Voting Agreement Stockholder       Voting Agreement Stockholder       Common Stock Owned (1)
----------------------------       ----------------------------       ----------------------


Richard G. Thau                                      712,000 (2)               6.7%
Chairman, President and Chief Executive
Officer

Bruce C. Felt                                        134,000 (3)               1.3%
Vice President, Finance and Chief
Financial Officer

Dan E. Kingman                                        60,000                   0.6%
Vice President
Human Resources

David R. Malmstedt                                   224,300 (4)               2.1%
Senior Vice President, Field Sales
Operations

George J. Symons                                      62,927 (5)               0.6%
Vice President, Engineering/ Technical
Services

Louis C. Cole                                          5,889 (6)               0.06%
Director

Kenneth A. Goldman                                    22,400                   0.2%
Director

William Hart                                          817,073 (7)               7.7%
Director

William D. Jobe                                       67,751 (8)               0.6%
Director

Peter L. Wolken                                       64,860 (9)               0.6%
Director

(1) Applicable percentage ownership is based on 10,668,986 shares of Common Stock outstanding as of October 25, 1998. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of Common Stock subject to options that are presently exercisable or exercisable within 60 days of October 25, 1998 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(2) Includes 62,420 shares of Qualix Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of October 25, 1998.

(3) Includes 19,900 shares of Qualix Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of October 25, 1998.

(4) Includes 200,000 shares of Qualix Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of October 25, 1998.

(5) Includes 32,927 shares of Qualix Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of October 25, 1998.

(6) Includes 5,889 shares of Qualix Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of October 25, 1998.

(7) Includes 771,729 shares beneficially owned by Technology Partners West Fund IV. Mr. Hart, a director of Qualix Group, Inc., is a general partner of Technology Partners West Fund IV. Mr. Hart disclaims beneficial ownership of all shares of Common Stock held by Technology Partners West Fund IV, except to the extent of his pecuniary interest therein. Includes 5,334 shares of Qualix Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of October 25, 1998.

(8) Includes 6,944 shares of Qualix Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of October 25, 1998.

(9) Includes 5,344 shares of Qualix Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of October 25, 1998.

                                       E-1
                                  EXHIBIT INDEX



Exhibit No.           Description

99.1 Agreement and Plan of Reorganization, dated as of October 25, 1998, by and among Legato Systems, Inc., a Delaware corporation, HAT Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Legato Systems, Inc. ("Merger Sub"), and Qualix Group, Inc., a Delaware corporation.

99.2 Form of Voting Agreement, dated as of October 25, 1998, between Legato Systems, Inc., a Delaware corporation, and the undersigned stockholder ("Stockholder") of Qualix Group, Inc., a Delaware corporation.

99.3 Form of Stock Option Agreement, dated as of October 25, 1998, between Legato Systems, Inc., a Delaware corporation and Qualix Group, Inc., a Delaware corporation.

                                                                    EXHIBIT 99.1

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                              LEGATO SYSTEMS, INC.,

                              HAT ACQUISITION CORP.

                                       AND

                               QUALIX GROUP, INC.


                                OCTOBER 25, 1998

                                TABLE OF CONTENTS

                                                                                  Page

ARTICLE I  THE MERGER................................................................2
         1.1  The Merger.............................................................2
         1.2  Closing; Effective Time................................................2
         1.3  Effect of the Merger...................................................2
         1.4  Certificate of Incorporation; Bylaws...................................2
         1.5  Directors and Officers.................................................2
         1.6  Effect on Capital Stock................................................3
         1.7  Surrender of Certificates..............................................4
         1.8  No Further Ownership Rights in Target Capital Stock....................5
         1.9  Lost, Stolen or Destroyed Certificates.................................5
         1.10  Tax and Accounting Consequences.......................................6
         1.11  Taking of Necessary Action; Further Action............................6

ARTICLE II  REPRESENTATIONS AND WARRANTIES OF TARGET.................................6
         2.1  Organization, Standing and Power.......................................6
         2.2  Capital Structure......................................................7
         2.3  Authority..............................................................8
         2.4  SEC Documents; Financial Statements....................................9
         2.5  Absence of Certain Changes.............................................9
         2.6  Absence of Undisclosed Liabilities....................................10
         2.7  Litigation............................................................10
         2.8  Restrictions on Business Activities...................................10
         2.9  Governmental Authorization............................................10
         2.10  Title to Property....................................................11
         2.11 Intellectual Property.................................................11
         2.12 Environmental Matters.................................................12
         2.13  Taxes................................................................13
         2.14  Employee Benefit Plans...............................................14
         2.15  Employees and Consultants............................................16
         2.17  Insurance............................................................17
         2.18  Compliance with Laws.................................................17
         2.19  Brokers' and Finders' Fees...........................................17
         2.20  Pooling of Interests.................................................17
         2.21  Voting Agreement; Irrevocable Proxies................................17
         2.22  Vote Required........................................................18
         2.23  No Breach of Material Contracts......................................18
         2.24 Registration Statement; Proxy Statement/Prospectus....................18
         2.25  Complete Copies of Materials.........................................19
         2.26  Amendment of Rights Plan.............................................19
         2.27  Opinion of Financial Advisor.........................................19
         2.28  Board Approval.......................................................19
         2.28  Section 203 of Delaware Law Not Applicable...........................19
         2.29  Representations Complete.............................................19

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB..............20
         3.1  Organization, Standing and Power......................................20
         3.2  Capital Structure.....................................................20
         3.3  Authority.............................................................21
         3.4  SEC Documents; Financial Statements...................................22
         3.5  Absence of Certain Changes............................................23
         3.6  Litigation............................................................23
         3.7  Compliance with Laws..................................................23
         3.8  Registration Statement................................................23
         3.9  Board Approval........................................................23
         3.10  Representations Complete.............................................23
         3.11  Intellectual Property................................................24
         3.12  Pooling of Interest..................................................24
         3.13  Interim Operations of Merger Sub.....................................24

ARTICLE IV  CONDUCT PRIOR TO THE EFFECTIVE TIME.....................................24
         4.1  Conduct of Business of Target and Acquiror............................24
         4.2  Conduct of Business of Target.........................................24
         4.3  Conduct of Business of Acquiror.......................................27
         4.4  Notices...............................................................27

ARTICLE V  ADDITIONAL AGREEMENTS....................................................28
         5.1  No Solicitation.......................................................28
         5.2  Proxy Statement/Prospectus; Registration Statement....................29
         5.3  Stockholders Meeting..................................................30
         5.4  Access to Information.................................................30
         5.5  Confidentiality.......................................................30
         5.6  Public Disclosure.....................................................30
         5.7  Consents; Cooperation.................................................31
         5.8  Pooling Accounting....................................................31
         5.9  Update Disclosure; Breaches...........................................32
         5.10  Stockholder Agreements...............................................32
         5.11  Indemnification......................................................32
         5.12  Irrevocable Proxies..................................................33
         5.13  Legal Requirements...................................................33
         5.14  Tax-Free Reorganization..............................................33
         5.15  Stock Options........................................................33
         5.16  Listing of Additional Shares.........................................34
         5.17  Additional Agreements; Reasonable Efforts............................34
         5.18  Employee Benefits....................................................35
         5.20  Pooling Letters......................................................35
         5.20  No Rights Plan Amendment.............................................35

ARTICLE VI  CONDITIONS TO THE MERGER................................................36
         6.1  Conditions to Obligations of Each Party to Effect the Merger..........36
         6.2  Additional Conditions to Obligations of Target........................37
         6.3  Additional Conditions to the Obligations of Acquiror..................38

ARTICLE VII  TERMINATION, EXPENSES, AMENDMENT AND WAIVER............................39
         7.1  Termination...........................................................39
         7.2  Effect of Termination.................................................40
         7.3  Expenses and Termination Fees.........................................41
         7.4  Amendment.............................................................41
         7.5  Extension; Waiver.....................................................41

ARTICLE IX  GENERAL PROVISIONS......................................................42
         8.1  Notices...............................................................42
         8.2  Interpretation........................................................43
         8.3  Counterparts..........................................................43
         8.4  Entire Agreement; No Third Party Beneficiaries........................43
         8.5  Severability..........................................................44
         8.6  Remedies Cumulative...................................................44
         8.7  Governing Law.........................................................44
         8.8  Assignment............................................................44
         8.9  Rules of Construction.................................................44

SCHEDULES

Target Disclosure Letter
Acquiror Disclosure Letter

Schedule 6.3(c)   Consents
Schedule 6.3 (f)  Employees Executing Employment Agreements
Schedule 6.3 (g)  Employees Executing Separation Agreements


EXHIBITS

Exhibit A         Stock Option Agreement
Exhibit B         Certificate of Merger
Exhibit C         Voting and Proxy Agreement
Exhibit D-1       Target Affiliates Agreement
Exhibit D-2       Acquiror Affiliates Agreement
Exhibit E         Employment Agreement
Exhibit F         Separation Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION



     This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of October 25, 1998, by and among Legato Systems, Inc., a Delaware corporation ("Acquiror"), Hat Acquisition Corp., a Delaware corporation ("Merger Sub") and Qualix Group, Inc., a Delaware corporation ("Target").

                                    RECITALS

     A. The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Target (the "Merger") and, in furtherance thereof, have approved the Merger.

     B. Pursuant to the Merger, among other things, each outstanding share of capital stock of Target ("Target Capital Stock"), shall be converted into shares of Common Stock of Acquiror, $.0001 par value ("Acquiror Common Stock"), at the rate set forth herein.

     C. Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

     E. The parties intend for the Merger to be accounted for as a pooling of interests.

     F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Acquiror to enter into this Agreement, Acquiror and Target have entered into a Stock Option Agreement dated as of the date of this Agreement and attached hereto as Exhibit A (the "Stock Option Agreement"), pursuant to which Target shall grant Acquiror an option to purchase shares of Common Stock of Target under certain circumstances;

     G. Concurrent with the execution of this Agreement and as an inducement to Acquiror to enter into this Agreement, certain of the affiliates of Target who are stockholders, officers or directors are entering into an agreement to vote the shares of Target's Common Stock owned by such persons to approve the Merger and against any competing proposals.

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:


                                    ARTICLE I


                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit B (the "Certificate of Merger"), and the applicable provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation. Target as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the date on which the Closing shall occur, the "Closing Date"). The Closing shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 155 Constitution Drive, Menlo Park, California 94025, or at such other location as the parties hereto agree. On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger, together with the required officers' certificates, with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time and date of such filing being the "Effective Time" and the "Effective Date," respectively).

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4 Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation shall be amended to read as follows: "The name of the corporation is FullTime Software, Inc.

     (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended. 1.5 Directors and Officers. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, to hold office until such time as such directors resign, are removed or their respective successors are duly elected or appointed and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to hold office until such time as such officers resign, are removed or their respective successors are duly elected or appointed and qualified.

     1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the holders of any of Target's securities:

     (a) Conversion of Target Capital Stock. At the Effective Time, each share of Target Common Stock (including, with respect to each such share of Target Common Stock, the associated Rights (as defined in that certain Rights Agreement (the "Target Rights Plan"), dated as of July 31, 1997, between Target and Chasemellon Shareholder Services, L.L.C., as Rights Agent)) issued and outstanding immediately prior to the Effective Time (other than any shares of Target Common Stock to be canceled pursuant to Section 1.6(b)) will be canceled and extinguished and be converted automatically into the right to receive a fraction of a share of Acquiror Common Stock (the "Exchange Ratio"), the numerator of which is equal to (i) 1,721,000 shares (the "Total Acquiror Shares"), and the denominator of which is equal to (ii) the sum of (A) the aggregate number of shares of Target Common Stock issued and outstanding as of the Effective Time, and (B) the aggregate number of shares of Target Common Stock issuable upon exercise of all outstanding options (the "Target Options") outstanding as of the Effective Time and assumed by Acquiror pursuant to Section
5.15 hereof. No adjustment shall be made in the number of shares of Acquiror Common Stock issued in the Merger as a result of (a) any increase or decrease in the market price of Acquiror Common Stock prior to the Effective Time or (b) any cash proceeds received by Target from the date hereof to the Closing Date pursuant to the exercise of currently outstanding Target Options.

     (b) Cancellation of Target Capital Stock Owned by Acquiror or Target. At the Effective Time, all shares of Target Capital Stock that are owned by Target as treasury stock, and each share of Target Capital Stock owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

     (c) Target Stock Option Plans. At the Effective Time, the Target 1991 Stock Plan, Target 1995 Stock Option Plan and Target 1997 Stock Option Plan (collectively, the "Target Stock Option Plans") and all options to purchase Target Common Stock then outstanding under the Target Stock Option Plans shall be assumed by Acquiror and all repurchase rights of the Target Company with respect to such options shall be assigned to the Acquiror in accordance with
Section 5.15.

     (d) (Intentionally Omitted)

     (e) (Intentionally Omitted)

     (f) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock, $.0001 par value, of Merger Sub ("Merger Sub Common Stock"), issued and outstanding immediately prior to the Effective Time shall be
converted   into  and  exchanged  for  one  validly   issued,   fully  paid  and
nonassessable share of Common Stock, $.001 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

     (g) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Capital Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target Capital Stock occurring after the date hereof and prior to the Effective Time.

     (h) Fractional Shares. No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each holder of shares of Target Capital Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by
(ii) the average closing price of a share of Acquiror Common Stock for the ten most recent days that Acquiror Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market. 1.7 Surrender of Certificates.

     (a) Exchange Agent. Harris Trust and Savings Bank shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Acquiror to Provide Common Stock and Cash. Promptly after the Effective Time, Acquiror shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Acquiror may adopt, (i) the shares of Acquiror Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Target Capital Stock outstanding immediately prior to the Effective Time, plus cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(g).

     (c) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") that immediately prior to the Effective Time represented outstanding shares of Target Capital Stock, whose shares were converted into the right to receive shares of Acquiror Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Acquiror Common Stock and payment in lieu of fractional shares that such holder has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Target Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.

     (d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate surrenders such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time that would have been previously payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Acquiror Common Stock.


     (e) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered is properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

     (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 No Further Ownership Rights in Target Capital Stock. All shares of Acquiror Common Stock issued upon the surrender for exchange of shares of Target Capital Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock (and cash in lieu of fractional shares) as may be required pursuant to
Section 1.6; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of
Section 368 of the Code and (ii) qualify for accounting treatment as a pooling of interests. No party shall take any action that would, to such party's knowledge, cause the Merger to fail to qualify as a reorganization within the meaning of Section 368 of the Code or to qualify for accounting treatment as a pooling of interests.

     1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.


                                   ARTICLE II


                    REPRESENTATIONS AND WARRANTIES OF TARGET

     Target represents and warrants to Acquiror and Merger Sub that the statements contained in this Article II are true and correct, except as set forth (i) in the disclosure letter delivered by Target to Acquiror prior to the execution and delivery of this Agreement (the "Target Disclosure Letter") or
(ii) in Target's most recently filed Annual Report on Form 10-K (which report was filed with the Securities and Exchange Commission (the "SEC") on September 28, 1998) and any Target SEC Documents (as defined in Section 2.4) filed subsequent to September 28, 1998. The Target Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article II. Any reference in this Article II to an agreement being "enforceable" shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies. In the remainder of this Article II, "Target" will be deemed to include (and each representation and warranty will apply separately and collectively to) Target and each of Target's subsidiaries, unless the context otherwise requires.

     2.1  Organization,  Standing  and  Power.  Target  is  a  corporation  duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Target has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect (as defined in Section 8.2) on Target. Target has delivered to Acquiror a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Target, each as amended to date. Target is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Target is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Target free and clear of any liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Target or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     2.2 Capital Structure. The authorized capital stock of Target consists of 20,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value, of which there were issued and outstanding as of October 22, 1998, 10,675,536 shares of Common Stock and no shares of Preferred Stock. No change in the Target's capitalization has occurred between October 22, 1998 and the date hereof except (x) the issuance of shares of Target Common Stock pursuant to the exercise of outstanding options or (y) the cancellation of unvested options for Common Stock held by, or the repurchase of unvested shares of Common Stock from, directors, employees, consultants or other service providers of Target pursuant to the terms of their stock option, stock purchase or stock restriction agreements. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after the date of this Agreement, other than pursuant to the exercise of (i) options outstanding as of the date of this Agreement under the Target Stock Option Plans, and (ii) the exercise of subscription rights outstanding as of the date of this Agreement under the Target Employee Stock Purchase Plan (the "Target ESPP"). All outstanding shares of Target Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights, rights of first refusal, rights of first offer or similar rights created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. As of October 22, 1998, Target had reserved (i) 2,320,277 shares of Common Stock for issuance to employees, directors and consultants pursuant to the Target Stock Option Plans, of which 1,437,391 shares are subject to outstanding, unexercised options and (ii) 350,000 shares of Common Stock for issuance to employees pursuant to the Target ESPP, of which 181,831 shares are available for issuance. Except for (i) the rights created pursuant to this Agreement, and (ii) Target's right to repurchase any unvested shares under the Target Stock Option Plans, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Target capital stock or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to the voting, purchase or sale of Target Capital Stock (i) between or among Target and any of its stockholders and (ii) to Target's knowledge, among any of Target's stockholders or between any of Target's stockholders and any third party, except for the stockholders delivering Voting Agreements (as defined below). The terms of the Target Stock Option Plans permit the assumption of such Target Stock Option Plans by Acquiror or the substitution of options to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of the outstanding options, the Target stockholders, or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such options. The current "Purchase Period" (as defined in the Target ESPP) commenced under the Target ESPP on September 1, 1998 and will end prior to the Effective Time, and except for the purchase rights granted on such commencement date to participants in the current Purchase Period, there are no other purchase rights or options outstanding under the Target ESPP. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Option Plans and Target ESPP have been made available to Acquiror, and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the form made available to Acquiror. All outstanding Common Stock was issued in compliance with all applicable federal and state securities laws, except to the extent any such noncompliance would not have a Material Adverse Effect on Target.

2.3      Authority.

     (a) Target has all requisite corporate power and authority to enter into this Agreement, the Certificate of Merger and the Option Agreement (collectively, the "Transaction Documents") and to consummate the transactions contemplated hereby and thereby. The execution and delivery this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval and adoption of this Agreement by Target's stockholders and the approval of the Merger by Target's stockholders as contemplated by Section 6.1(a). This Agreement and the other Transaction Documents have been duly executed and delivered by Target and constitute the valid and binding obligations of Target, enforceable against Target in accordance with their terms.

     (b) The execution and delivery of this Agreement and the other Transaction Documents by Target do not, and the consummation and performance of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require a consent to assignment or a novation under (i) any provision of the Certificate of Incorporation or Bylaws of Target, as amended, or (ii) any contract, agreement, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its properties or assets, except in the case of clause (ii) as would not have a Material Adverse Effect on Target.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Target in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the Certificate of Merger, together with the required officers' certificates, as provided in Section 1.2; (ii) the filing of the Proxy Statement (as defined in Section 2.24 hereof) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and clearance thereof by the SEC; (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"); and (v) such other consents, authorizations, filings, approvals and registrations that, if not obtained or made, would not have a Material Adverse Effect on Target and would not prevent, or materially alter or delay the consummation of the Merger.

     2.4 SEC Documents; Financial Statements. Target has made available to Acquiror a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Target since January 1, 1997, and, prior to the Effective Time, Target will have furnished Acquiror with true and complete copies of any additional
documents   filed  with  the  SEC  by  Target  prior  to  the   Effective   Time
(collectively, the "Target SEC Documents"). In addition, Target has made available to Acquiror all exhibits to the Target SEC Documents filed prior to the date hereof, and will promptly make available to Acquiror all exhibits to any additional Target SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Target SEC Documents have been so filed, and all Material Contracts (as hereafter defined) so filed as exhibits are in full force and effect, except those that have expired in accordance with their terms, and neither Target nor any of its subsidiaries is in default thereunder, except for any such default that individually or in the aggregate would not or could not reasonably be expected to have a Material Adverse Effect on Target. All contracts required to be filed as exhibits to the Target SEC Documents or the Acquiror SEC Documents (as hereafter defined), as applicable, pursuant to Item 601 of Regulation S-K are hereinafter defined as the "Material Contracts." As of their respective filing dates (or if amended or superseded by a filing prior to the date hereof, then on the date of such subsequent filing), the Target SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Securities Act, as applicable, and none of the Target SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Target SEC Document. The financial statements of Target, including the notes thereto, included in the Target SEC Documents (the "Target Financial Statements") fairly present the consolidated financial condition and the related consolidated statements of operations, of stockholder's equity, and of cash flows of Target at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments), complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q and Regulation S-K of the SEC).

     2.5 Absence of Certain Changes. Since June 30, 1998, (the "Target Balance Sheet Date"), Target has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect (as defined in Section 8.2) on Target; (ii) any acquisition, sale or transfer of any material asset of Target; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock, except for the repurchase at cost of unvested shares held by Target employees on the termination of their employment; (v) any material contract entered into by Target, other than as provided to Acquiror, or any material amendment or termination of, or default under, any material contract to which Target is a party or by which it is bound; (vi) any amendment or change to the Certificate of Incorporation or Bylaws of Target; (vii) any increase in or modification of the compensation or benefits payable or to become payable by Target to any of its directors, officers, employees or consultants, other than, with respect to non-officer employees and consultants only, any increase or modification in the ordinary course consistent with past practice; or (viii) any agreement by Target to do any of the things described in the preceding clauses (i) through (vii).

     2.6 Absence of Undisclosed Liabilities. Target has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet for the period ended June 30, 1998 (the "Target Balance Sheet"), (ii) those incurred in the ordinary course of business since the Target Balance Sheet Date in amounts consistent with prior periods, and (iii) those incurred in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

     2.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target, threatened (including allegations that could form the basis for future action) against Target or any of its properties or officers or directors (in their capacities as such), which, if adversely determined would or could reasonably be expected to have a Material Adverse Effect on Target. There is no judgment, decree or order against Target, or, to the knowledge of Target, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Target. All litigation to which Target is a party (or, to the knowledge of Target, threatened to become a party) is disclosed in the Target Disclosure Letter. Target does not have any plans to initiate any litigation, arbitration or other proceeding against any third party.

     2.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Target that has or could reasonably be expected to have the effect of prohibiting or impairing in any material respect any current business practice of Target, any acquisition of property by Target or the conduct of business by Target as currently conducted by Target.

     2.9 Governmental Authorization. Target has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Target currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Target's business or the holding of any such interest ((i) and (ii) herein collectively called "Target Authorizations"), and all of such Target Authorizations are in full force and effect, except where the failure to obtain or have any such Target Authorizations could not reasonably be expected to have a Material Adverse Effect on Target.

     2.10 Title to Property. Target has good and valid title to all of its properties, interests in properties and assets, real and personal, necessary for the conduct of its business as presently conducted or which are reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of in the ordinary course of business since the Target Balance Sheet Date), or with respect to leased properties and assets, valid leasehold interests therein, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt that are reflected on the Target Balance Sheet. For purposes of this Section 2.10, the word "property" or "properties" does not include Intellectual Property (as defined in Section 2.11). Target does not own any real property.

     2.11 Intellectual Property.

     (a) Target owns or is licensed for, and in any event possesses sufficient rights with respect to, all Intellectual Property (defined below) that is used, exercised, or exploited ("Used") in, or that may be necessary for, its business as currently conducted ("Target Intellectual Property," which term will also include all other Intellectual Property owned by or licensed to Target now or in the past) without any material conflict with or infringement or misappropriation of any rights or property of others ("Infringement"). Such ownership, licenses and rights are exclusive (A) except with respect to Inventions (defined below) in the public domain that are not important differentiators of Target's business and (B) except with respect to standard, generally commercially available, "off-the-shelf" third party products (including, but not limited to, customizations of such products) that are not part of any current product, service or Intellectual Property offering of Target. No Target Intellectual Property owned or developed by Target was conceived or developed directly or indirectly with or pursuant to government funding or a government contract. "Intellectual Property" means (i) inventions (whether or not patentable); trade names, trade marks, service marks, logos and other designations ("Marks"); works of authorship; mask works; data; technology, know-how, trade secrets, ideas and information; designs; formulas; algorithms; processes; schematics; computer software (in source code and/or object code form); and all other intellectual and industrial property of any sort ("Inventions") and (ii) patent rights; Mark rights; copyrights; mask work rights; sui generis database rights; trade secret rights; moral rights; and all other intellectual and industrial property rights of any sort throughout the world, and all applications, registrations, issuances and the like with respect thereto ("IP Rights"). With respect to patent rights, moral rights and Mark rights, the representations and warranties of this Section 2.11(a) are made only to Target's knowledge. All copyrightable matter within Target Intellectual Property owned by Target has been created by persons who were employees of Target at the time of creation, or by third parties that have assigned such copyrights to Target, and no third party has or will have "moral rights" or rights to terminate any assignment or license with respect thereto. Target has not received any written communication alleging that Target has been or may be engaged in, liable for or contributing to any Infringement, nor does
Target  have  any  reason  to  expect  that  any  such   communication  will  be
forthcoming.

     (b) To the extent included in Target Intellectual Property and material to Target's business as currently conducted, Section 2.11 of the Target Disclosure Letter lists (by name, number, jurisdiction, owner and, where applicable, the name and address of each inventor, all to the extent known by Target) all patents and patent applications; all registered Marks; all registered copyrights, all software programs material to Target's business as currently conducted, and, if material, mask works; and all other issuances, registrations, applications and the like with respect to those or any other IP Rights. No cancellation, termination, expiration or abandonment of any of the foregoing (except natural expiration or termination or in accordance with the laws governing such registrations) is anticipated by Target. Target is not aware of any material questions or challenges (or any specific basis therefor) with respect to the validity of any of the foregoing issued or registered IP Rights (or any part or claim thereof).

     (c) There is, to the knowledge of Target, no unauthorized Use, disclosure, infringement or misappropriation of any Target Intellectual Property by any third party, including, without limitation, any employee or former employee of Target.

     (d) Target has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Target owned or licensed trade secrets and confidential information that Target wishes to protect that is not otherwise disclosed in published patents or patent applications or registered copyrights ("Target Confidential Information"). All use by and disclosure to employees or others of Target Confidential Information has been pursuant to the terms of valid and binding written confidentiality and nonuse/restricted-use agreements. Except as set forth in Section 2.11 of the Target Disclosure Letter, Target has not disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow holder or other person any part of any source code.

     (e) Except where the failure to do so would not have a Material Adverse Effect on Target, each current and former employee and contractor of Target who is or was involved in, or who has contributed to, the creation or development of any Target Intellectual Property has executed and delivered (and to the knowledge of Target is in compliance with) an enforceable agreement in substantially the form of Target's standard Proprietary Information and Inventions Agreement (in the case of an employee) or Target's standard Consulting Agreement (in the case of a contractor).

     (f) To Target's knowledge, Target is not Using, and it will not be necessary to Use, (i) any Inventions of any of its past or present employees or contractors (or people currently intended to be hired) made prior to or outside the scope of their employment by Target or (ii) any confidential information or trade secrets of any former employer of any such person.

     2.12 Environmental Matters. Target is and has at all times operated its business in material compliance with all Environmental Laws and to Target's knowledge, no material expenditures are or will be required in order to comply with such Environmental Laws. "Environmental Laws" means all applicable statutes, rules, regulations, ordinances, orders, decrees, judgments, permits, licenses, consents, approvals, authorizations, and governmental requirements or directives or other obligations lawfully imposed by governmental authority under federal, state or local law pertaining to the protection of the environment, protection of public health, protection of worker health and safety, the treatment, emission and/or discharge of gaseous, particulate and/or effluent pollutants, and/or the handling of hazardous materials, including without limitation, the Clean Air Act, 42 U.S.C. ss. 7401, et seq., the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), 42 U.S.C. ss. 9601, et seq., the Federal Water Pollution Control Act, 33 U.S.C. ss. 1321, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. ss. 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. ss. 6901, et seq. ("RCRA"), and the Toxic Substances Control Act, 15 U.S.C. ss. 2601, et seq.

     2.13 Taxes. Target, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Target is or has been a member has timely filed all Tax Returns required to be filed by it (other than those that are not, individually or in the aggregate, material), has paid all Taxes shown thereon to be due and has provided adequate accruals in all material respects in accordance with generally accepted accounting principles in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. In addition, (i) no material claim for unpaid Taxes that are currently, or will be prior to the Effective Time, due and payable has become a lien against the property or is being asserted against Target, (ii) no audit of any material Tax Return of Target is being conducted by a Tax authority, (iii) no extension of the statute of limitations on the assessment of any Taxes has been granted by Target and is currently in effect, except as a result of obtaining an extension of time to file a Tax Return, and (iv) there is no agreement, contract or arrangement to which Target is a party that may result in the payment of any amount that would not be deductible pursuant to Sections 280G, 162(a) (by reason of being unreasonable in amount), 162(b) through (p) or 404 of the Code. For purposes of this Agreement, the following terms have the following meanings:
"Tax" (and, with correlative meaning, "Taxes" and "Taxable") means any and all taxes including, without limitation, (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period or as the result of being a transferee or successor thereof and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used in this Section 2.13, the term "Target" means Target and any entity included in, or required under generally accepted accounting principles to be included in, any of the Target Financial Statements. As used herein, "Tax Return" shall mean any return, report, statement, declaration or other form or document required to be filed with any governmental authority with respect to Taxes.

     2.14 Employee Benefit Plans.

     (a) For all purposes under this Section 2.14 "ERISA Affiliate" shall mean each person (as defined in Section 3(9) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that, together with Target, is treated as a single employer under Section 4001(b) of ERISA or Section 414 of the Code. Except for the plans and agreements listed in Section 2.14 of the Target Disclosure Letter (collectively, the "Plans"), Target and its ERISA Affiliates do not maintain, are not a party to, do not contribute to and are not obligated to contribute to, and employees or former employees of Target and its ERISA Affiliates and their dependents or survivors do not receive benefits under, any of the following (whether or not set forth in a written document):

     (i) Any employee benefit plan, as defined in section 3(3) of ERISA;

     (ii) Any bonus, deferred compensation, incentive, restricted stock, stock purchase, stock option, stock appreciation right, phantom stock, supplemental pension, executive compensation, cafeteria benefit, dependent care, director or employee loan, fringe benefit, sabbatical, severance, termination pay or similar plan, program, policy, agreement or arrangement; or (iii) Any plan, program, agreement, policy, commitment or other arrangement relating to the provision of any benefit described in section 3(1) of ERISA to former employees or directors or to their survivors, other than procedures intended to comply with the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"). (b) Neither Target nor any ERISA Affiliate has terminated, suspended, discontinued contributions to or withdrawn from any employee pension benefit plan, as defined in section 3(2) of ERISA, including (without limitation) any multiemployer plan, as defined in section 3(37) of ERISA.

     (c) Target has provided to Acquiror complete, accurate and current copies of each of the following:

     (i) The text (including amendments) of each of the Plans, to the extent reduced to writing;

     (ii) A summary of each of the Plans, to the extent not previously reduced to writing;

     (iii) With respect to each Plan that is an employee benefit plan (as defined in section 3(3) of ERISA), the following:

     (1) The most recent summary plan description, as described in section 102 of ERISA;

     (2) Any  summary of material  modifications  that has been  distributed  to
participants  but  has  not  been   incorporated  in  an  updated  summary  plan
description furnished under Subparagraph (1) above; and

     (3) The annual report, as described in section 103 of ERISA, and (where applicable) actuarial reports, for the three most recent plan years for which an annual report or actuarial report has been prepared; and

     (iv) With respect to each Plan that is intended to qualify under section 401(a) of the Code the most recent determination letter concerning the plan's qualification under section 401(a) of the Code, as issued by the Internal Revenue Service, and any subsequent determination letter application.

     (d) With respect to each Plan that is an employee benefit plan (as defined in section 3(3) of ERISA), the requirements of ERISA applicable to such Plan have been satisfied, except to the extent that a failure to satisfy any of such requirements would not have a Material Adverse Effect.

     (e) With respect to each Plan that is subject to COBRA, the requirements of COBRA applicable to such Plan have been satisfied, except to the extent that a failure to satisfy any of such requirements would not have a Material Adverse Effect.

     (f) With respect to each Plan that is subject to the Family Medical Leave Act of 1993, as amended, the requirements of such Act applicable to such Plan have been satisfied, except to the extent that a failure to satisfy any of such requirements would not have a Material Adverse Effect.

     (g) Each Plan that is intended to qualify under section 401(a) of the Code meets the requirements for qualification under section 401(a) of the Code and the regulations thereunder, except to the extent that such requirements may be satisfied by adopting retroactive amendments under section 401(b) of the Code and the regulations thereunder. Each such Plan has been administered in accordance with its terms (or, if applicable, such terms as will be adopted pursuant to a retroactive amendment under section 401(b) of the Code) and the applicable provisions of ERISA and the Code and the regulations thereunder, except to the extent that a failure to be so administered would not have a Material Adverse Effect.

     (h) Neither Target nor any ERISA Affiliate has any accumulated funding deficiency under section 412 of the Code or any termination or withdrawal liability under Title IV of ERISA, except to the extent that any such liability would not have a Material Adverse Effect.

     (i) All contributions, premiums or other payments due from the Target to (or under) any Plan have been fully paid or adequately provided for on the books and financial statements of Target. All accruals (including, where appropriate, proportional accruals for partial periods) have been made in accordance with prior practices.

     2.15 Employees and Consultants.

     (a) Target has provided Acquiror with a true and complete list of all individuals employed by Target as of the date hereof and the position and base compensation payable to each such individual. The Target Disclosure Letter contains a description of any written or oral employment agreements, consulting agreements or termination or severance agreements to which Target is a party, other than those that are terminable by Target on no more than thirty days notice without liability or financial obligation.

     (b) Target is not a party to or subject to a labor union or a collective bargaining agreement or arrangement and is not a party to any labor or employment dispute.

     (c) The consummation of the transactions contemplated herein will not result in (i) any amount becoming payable to any employee, director or independent contractor of Target, (ii) the acceleration of payment or vesting of any benefit, option or right to which any employee, director or independent contractor of Target may be entitled, (iii) the forgiveness of any indebtedness of any employee, director or independent contractor of Target or (iv) any cost becoming due or accruing to Target or the Acquiror with respect to any employee, director or independent contractor of Target.

     (d) Target is not obligated and upon consummation of the Merger will not be obligated to make any payment or transfer any property that would be considered a "parachute payment" under section 280G(b)(2) of the Code.

     (e) To the knowledge of Target, no employee of Target has been injured in the work place or in the course of his or her employment except for injuries that are covered by insurance or for which a claim has been made under workers' compensation or similar laws.

     (f) Target has complied in all material respects with the verification requirements and the record-keeping requirements of the Immigration Reform and Control Act of 1986 ("IRCA"); to the knowledge of Target, the information and documents on which Target relied to comply with IRCA are true and correct; and there have not been any discrimination complaints filed against Target pursuant to IRCA, and to the knowledge of Target, there is no basis for the filing of such a complaint that could reasonably be expected to have a Material Adverse Effect on Target.

     (g) Target has not received or been notified of any complaint by any employee, applicant, union or other party of any discrimination or other conduct forbidden by law or contract, nor to the knowledge of Target, is there a basis for any complaint, except such complaints as could not reasonably be expected to have a Material Adverse Effect.

     (h) Target's action in complying with the terms of this Agreement will not violate any agreements with any of Target's employees that could reasonably be expected to have a Material Adverse Effect on Target.

     (i) Target has filed all required reports and information with respect to its employees that are due prior to the Closing Date and otherwise has complied in its hiring, employment, promotion, termination and other labor practices with all applicable federal and state law and regulations, including without limitation those within the jurisdiction of the United States Equal Employment Opportunity Commission, United States Department of Labor and state and local human rights or civil rights agencies, except to the extent that any such failure to file or comply would not have a Material Adverse Effect on Target. Target has filed and shall file any such reports and information that are required to be filed prior to the Closing Date.

     (j) Target is not aware that any of its employees or contractors is obligated under any agreement, commitments, judgment, decree, order or otherwise (an "Employee Obligation") that could reasonably be expected to interfere with the use of his or her best efforts to promote the interests of Target or that could reasonably be expected to conflict with any of Target's business as conducted and that could reasonably be expected to have a Material Adverse Effect on Target. Neither the execution nor delivery of this Agreement nor the conduct of Target's business as conducted, will, to Target's knowledge, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Employee Obligation that could reasonably be expected to have a Material Adverse Effect on Target.

     2.16 Insurance. Target has policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target is otherwise in compliance with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

     2.17 Compliance with Laws. Target has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on Target.

     2.18 Brokers' and Finders' Fees. Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.19  Pooling  of  Interests.   To  the  knowledge  of  Target,   based  on
consultation with its independent accountants, neither Target nor any of its directors, officers, affiliates or stockholders has taken any action that could preclude Acquiror's ability to account for the Merger as a pooling of interests.

     2.20 Voting Agreement; Irrevocable Proxies. All of the persons and/or entities deemed "Affiliates" of Target within the meaning of Rule 145 promulgated under the Securities Act who are also officers or directors have agreed in writing to vote for approval of the Merger pursuant to a Voting and Proxy Agreement attached hereto as Exhibit C (collectively, the "Voting Agreements").

     2.21 Vote Required. The affirmative vote of the holders of a majority of the Target Common Stock outstanding on the record date set for the Target Stockholders Meeting (as hereafter defined) is the only vote of the holders of any of Target's Capital Stock necessary to approve this Agreement and the transactions contemplated hereby.

     2.22 No Breach of Material Contracts. The Target has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged in writing, or, to Target's knowledge, otherwise alleged to be in default in respect of any Material Contract, other than any failure that individually or in the aggregate would not or could not reasonably be expected to result in a material loss to Target. Each of the Material Contracts is in full force and effect and there exists no default or event of default or event, occurrence, condition or act, with respect to Target or to Target's knowledge with respect to the other contracting party, or otherwise that, with or without the giving of notice, the lapse of the time or the happening of any other event or conditions, could reasonably be expected to (A) become a default or event of default under any Material Contract, which default or event of default could reasonably be expected to have a Material Adverse Effect on Target or (B) result in the loss or expiration of any material right or option by Target (or the gain thereof by any third party) under any Material Contract, which loss or expiration (or gain) could reasonably be expected to have a Material Adverse Effect on Target or (C) the release, disclosure or delivery to any third party of any part of the source code. True, correct and complete copies of all Material Contracts have been delivered to the Acquiror.

     2.23 Registration Statement; Proxy Statement/Prospectus. The written information supplied by Target expressly for the purpose of inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the issuance of the shares of Acquiror Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The written information supplied by Target expressly for the purpose of inclusion in the proxy statement/prospectus to be sent to the stockholders of Target in connection with the meetings of Target's stockholders (the "Target Stockholders Meeting") to be held in connection with the Merger (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Target's stockholders, at the time of the Target Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event or information should be discovered by Target that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Target shall promptly inform Acquiror and Merger Sub. Notwithstanding the foregoing, Target makes no representation, warranty or covenant with respect to any information supplied by Acquiror or Merger Sub that is contained in any of the foregoing documents.

     2.24 Complete Copies of Materials. Target has delivered or made available true and complete copies of each document that has been requested by Acquiror or its counsel in connection with their technical, legal and accounting review of Target.

     2.25  Amendment of Rights Plan.  The Target Rights Plan has been amended to
(i) render the Target Rights Plan inapplicable to the Merger and the other transactions contemplated by this Agreement, the Stock Option Agreement, the Target Affiliate Agreements and the Voting Agreements, (ii) ensure that (y) neither Acquiror nor Merger Sub, nor any of their affiliates shall be deemed to have become an Acquiring Person (as defined in the Target Rights Plan) pursuant to the Target Rights Plan solely by virtue of the execution of this Agreement, the Stock Option Agreement, the Target Affiliate Agreements and the Voting Agreements or the consummation of the transactions contemplated hereby or thereby and (z) a Distribution Date, a Section 11(a)(ii) Trigger Date or a Shares Acquisition Date (as such terms are defined in the Target Rights Plan) or similar event does not occur by reason of the execution of this Agreement, the Stock Option Agreement, the Target Affiliate Agreements and the Voting Agreements, the consummation of the Merger, or the consummation of the other transactions contemplated hereby and thereby, (iii) provide that the exercise of rights under the Target Rights Plan shall expire immediately prior to the Effective Time, and (iv) provide that such amendment may not be further amended by the Target without the prior consent of Acquiror in its sole discretion (such Target Rights Plan amendment being the "Merger Permissive Amendment").

     2.26 Opinion of Financial Advisor. Target has been advised in writing by its financial advisor, Hambrecht & Quist LLC, that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair to the stockholders of Target from a financial point of view.

     2.27 Board Approval. The Board of Directors of Target has unanimously (except that Louis Cole, a director of Target, has abstained from voting on such matters) (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interest of the stockholders of Target and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Target approve this Agreement and the Merger.

     2.28 Section 203 of Delaware Law Not Applicable. The Board of Directors of Target has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the Stock Option Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or by the Stock Option Agreement.

     2.29 Representations Complete. None of the representations or warranties made by Target herein or in any Schedule hereto, including the Target Disclosure Letter, or certificate furnished by Target pursuant to this Agreement or the Target SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.


                                   ARTICLE III


            REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

     Acquiror and Merger Sub represent and warrant to Target that the statements contained in this Article III are true and correct, except as set forth (i) in the Disclosure Letter delivered by Acquiror to Target to prior to the execution and delivery of this Agreement (the "Acquiror Disclosure Letter") or (ii) in Acquiror's most recently filed Annual Report on Form 10-K (which report was filed with the Securities and Exchange Commission (the "SEC") on March 27, 1998) and any Acquiror SEC Documents (as defined in Section 3.4) filed subsequent to March 27, 1998. The Acquiror Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article III. Any reference in this Article III to an agreement being "enforceable" shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

     3.1 Organization, Standing and Power. Each of Acquiror and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Acquiror has delivered a true and correct copy of the Certificate of Incorporation and Bylaws of Acquiror and Merger Sub, each as amended to date, to Target. Neither Acquiror nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or Bylaws. Acquiror is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Acquiror free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Acquiror or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Acquiror SEC Documents (as defined in Section 3.4), Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     3.2 Capital Structure. The authorized capital stock of Acquiror consists of 100,000,000 shares of Common Stock, $.0001 par value, and 5,000,000 shares of Preferred Stock, $.0001 par value, of which there were issued and outstanding as of September 30, 1998, 37,286,292 shares of Common Stock and no shares of Preferred Stock. There are no other outstanding shares of capital stock or voting securities of Acquiror other than shares of Acquiror Common Stock issued after September 30, 1998, upon (i) the exercise of options issued under Acquiror's 1995 Stock Option/Stock Issuance Plan (the "Acquiror Stock Option Plan") or (ii) the exercise of subscription rights outstanding as of such date under the Acquiror Employee Stock Purchase Plan (the "Acquiror ESPP"). The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $.0001 par value, all of which are issued and outstanding and are held by Acquiror. All outstanding shares of Acquiror have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof and are not subject to preemptive rights, rights of first refusal or other similar rights created by statute, the Certificate of Incorporation or Bylaws of Acquiror or Merger Sub or any agreement to which Acquiror or Merger Sub is a party or by which it is bound. As of September 30, 1998, Acquiror had reserved (i) 12,450,982 shares of Common Stock for issuance to employees, directors and independent contractors pursuant to the Acquiror Stock Option Plan, of which 5,407,175 shares are subject to outstanding, unexercised options, and (ii) 1,600,000 shares of Common Stock for issuance to employees pursuant to the Acquiror ESPP, of which 929,113 shares are available for issuance. Other than as set forth above and the commitment to issue shares of Common Stock pursuant to this Agreement; there are no other options, warrants, calls, rights, commitments or agreements of any character to which Acquiror or Merger Sub is a party or by which either of them is bound obligating Acquiror or Merger Sub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Acquiror or Merger Sub or obligating Acquiror or Merger Sub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable, will not be subject to any preemptive or other statutory right of stockholders, will be issued in compliance with applicable U.S. Federal and state securities laws and will be free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof.

     3.3 Authority.

     (a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Acquiror and Merger Sub. This Agreement and the other Transaction Documents have been duly executed and delivered by each of Acquiror and Merger Sub and constitute the valid and binding obligations of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with their terms.

     (b) The execution and delivery of this Agreement and the other Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require a consent to assignment or a novation under (i) any provision of the Certificate of Incorporation or Bylaws of Acquiror or any of its subsidiaries, as amended, or (ii) any contract, agreement, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or any of its subsidiaries or any of their properties or assets, except in the case of clause (ii) as would not have a Material Adverse Effect on Acquiror and its subsidiaries, taken as a whole.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or any of its subsidiaries in connection with the execution and delivery of this Agreement or the other Transaction Documents by Acquiror or the consummation by Acquiror of the transactions contemplated hereby or thereby, except for (i) the filing of the Certificate of Merger, together with the required officers' certificates, as provided in Section 1.2, (ii) the filing of a Form 8-K with the SEC and National Association of Securities Dealers ("NASD") within 15 days after the Closing Date, (iii) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iv) such filings as may be required under HSR, (v) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Capital Stock in the Merger and upon exercise of the options under the Target Stock Option Plans assumed by Acquiror, (vi) the filing of the Registration Statement with the SEC in accordance with the Securities Act of 1933, as amended, and (vii) such other consents, authorizations, filings, approvals and registrations that, if not obtained or made, would not have a Material Adverse Effect on Acquiror and would not prevent, materially alter or delay the consummation of the Merger.

     3.4 SEC Documents; Financial Statements. Acquiror has made available to Target a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Acquiror since January 1, 1997, and, prior to the Effective Time, Acquiror will have furnished Target with true and complete copies of any additional documents filed with the SEC by Acquiror prior to the Effective Time
(collectively, the "Acquiror SEC Documents"). In addition, Acquiror has made available to Target all exhibits to the Acquiror SEC Documents filed prior to the date hereof, and will promptly make available to Target all exhibits to any additional Acquiror SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Acquiror SEC Documents have been so filed, and all Material Contracts so filed as exhibits are in full force and effect, except those that have expired in accordance with their terms, and neither Acquiror nor any of its subsidiaries is in default thereunder, except for any such default that individually or in the aggregate would not or could not reasonably be expected to have a Material Adverse Effect on Acquiror. As of their respective filing dates (or if amended or superseded by a filing prior to the date hereof, then on the date of such subsequent filing), the Acquiror SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document. The financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") fairly present the consolidated financial condition and the related consolidated statements of operations, of stockholder's equity, and of cash flows of Acquiror at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments), complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q and Regulation S-K of the SEC).

     3.5 Absence of Certain Changes. Since June 30, 1998 (the "Acquiror Balance Sheet Date"), Acquiror has conducted its business in the ordinary course consistent with past practice and there has not occurred any (i) change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect on Acquiror or (ii) any change by Acquiror in its accounting methods, principles or properties.

     3.6 Litigation. Except as disclosed in the Acquiror SEC Documents, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Acquiror or any of its subsidiaries, threatened against Acquiror or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acquiror. There is no judgment, decree or order against Acquiror or any of its subsidiaries or, to the knowledge of Acquiror or any of its subsidiaries, any of their respective directors or officers (in their capacities as such) that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Acquiror.

     3.7 Compliance with Laws. Each of Acquiror and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on Acquiror.

     3.8 Registration Statement. The written information supplied by Acquiror and Merger Sub expressly for the purpose of inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event or information should be discovered by Acquiror or Merger Sub that should be set forth in an amendment to the Registration Statement Acquiror and Merger Sub will promptly inform Target. Notwithstanding the foregoing, neither Acquiror nor Merger Sub make any representation, warranty or covenant with respect to any information supplied by Target that is contained in any of the foregoing documents.

     3.9 Board Approval. The Board of Directors of Acquiror and Merger Sub have unanimously approved this Agreement and the Merger (except that Louis Cole, a director of Acquiror, shall have abstained from voting on such matters).

     3.10 Representations Complete. None of the representations, warranties or statements made by Acquiror or Merger Sub herein or in any Schedule hereto, including the Acquiror Disclosure Letter, or certificate furnished by Acquiror pursuant to this Agreement, or the Acquiror SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

     3.11 Intellectual Property. Acquiror and its subsidiaries own or are licensed for and in any event possess sufficient rights with respect to all Intellectual Property that is Used in, or that may be necessary for, the business of Acquiror and its subsidiaries as currently conducted by Acquiror and its subsidiaries ("Acquiror Intellectual Property"), except to the extent that the failure to have such rights have not had and would not reasonably be expected to have a Material Adverse Effect on Acquiror. Acquiror's rights to Acquiror Intellectual Property is without any conflict with or infringement or misappropriation of any rights or property of others. With respect to patent rights, moral rights and Mark rights, the representations and warranties of this
Section 3.11 are make only to Acquiror's knowledge.

     3.12 Pooling of Interest. To the knowledge of Acquiror, based on consultation with its independent accountants, neither Acquiror nor any of its subsidiaries, directors, officers, affiliates or stockholders has taken any action that could preclude Acquiror's ability to account for the Merger as a pooling of interests.

     3.13 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.


                                   ARTICLE IV


                       CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of Target and Acquiror. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Target and Acquiror each agree (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other, which consent shall not be unreasonably withheld), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. Target further agrees to (i) pay and to cause its subsidiaries to pay debts and Taxes when due, subject to good faith disputes over such debts or Taxes, and (ii) to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, keep available the services of its and its subsidiaries' present officers and key employees and preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries. Target and Acquiror agree to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event that could have a Material Adverse Effect on it on a consolidated basis.

     4.2 Conduct of Business of Target. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or as set forth in the Target Disclosure Letter, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of
Acquiror:

     (a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws;

     (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries; or

     (c) Material Contracts. Enter into any material contract, agreement, license or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts, agreements or licenses, other than in the ordinary course of business and consistent with past practice;

     (d) Stock Option Plans, etc. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

     (e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the (i) issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement, (ii) shares of its Common Stock issuable to participants in its ESPP consistent with the terms thereof, and (iii) the granting of stock options (and the issuance of its Common Stock upon the exercise thereof) in the ordinary course of business consistent with past practice, in an amount not to exceed options to purchase (and the issuance of its Common Stock upon the exercise thereof) 200,000 shares in the aggregate, with not more than options to purchase 15,000 shares to any one individual;

     (f) Intellectual Property. Transfer to or license any person or entity or otherwise extend, amend or modify in any material respect any rights to its Intellectual Property, other than the grant of non-exclusive licenses in the ordinary course of business and consistent with past practice;

     (g) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing, manufacturing or other exclusive rights of any type or scope with respect to any of its products or technology;

     (h) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, except sales or licenses of product or inventory in the ordinary course and consistent with past practice;

     (i) Indebtedness. Incur or commit to incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

     (j) Leases. Enter into any operating lease requiring payments in excess of $100,000;

     (k) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $100,000 in any one case or $500,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements and (ii) banking, accounting, legal and printing fees associated with the transactions contemplated hereby;

     (l) Capital Expenditures. Incur or commit to incur any capital expenditures in excess of $200,000 in the aggregate;

     (m) Insurance. Reduce the amount of any insurance coverage provided by existing insurance policies;

     (n) Employee Benefits; Severance. Take any of the following actions: (i) increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of non-officer employees in the ordinary course of business and consistent with past practice, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any officer or employee, except pursuant to written agreements outstanding or policies existing on the date hereof (Target also agrees that prior to paying any termination or severance payments to any officers, director-level employees or technical personal, Target will first consult with Acquiror), (iii) enter into any collective bargaining agreement, or (iv) other than offer letters entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will," establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

     (o) Lawsuits. Commence a lawsuit or arbitration proceeding other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable asset of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement;

     (p) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole;

     (q) Taxes. Make any material Tax election other than in the ordinary course of business and consistent with past practice, change any material Tax election, adopt any Tax accounting method other than in the ordinary course of business and consistent with past practice, change any Tax accounting method, file any Tax return (other than any estimated tax returns, immaterial information returns, payroll tax returns or sales tax returns) or any amendment to a Tax return, enter into any closing agreement, settle any Tax claim or assessment or consent to any Tax claim or assessment provided that Acquiror shall not unreasonably withhold or delay approval of any of the foregoing actions;

     (r) Pooling. Take any action that could be reasonably expected to interfere with Acquiror's ability to account for the Merger as a pooling of interests under generally accepted accounting principles; (s) Revaluation. Materially revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business, except as required by generally accepted accounting principles; or

     (t) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (s) above.

     4.3 Conduct of Business of Acquiror. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or as set forth in the Acquiror Disclosure Letter, Acquiror shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Target (which consent shall not be unreasonably withheld):

     (a) Dividends. Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for any capital stock, except that Acquiror may effect a stock split (including a stock split effected in the form of a stock dividend) if the Board of Directors of Acquiror determines that such action is in the best interest of Acquiror;

     (b) Pooling. Take any action that could reasonably be expected to interfere with Acquiror's ability to account for the Merger as a pooling of interests under generally accepted accounting principles. 4.4 Notices. Target shall give all notices and other information required to be given to the employees of Target, any collective bargaining unit representing any group of employees of Target, and any applicable government authority under the National Labor
Relations Act, the Internal Revenue Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement.


                                    ARTICLE V


                              ADDITIONAL AGREEMENTS

     5.1 No Solicitation

     (a) Target shall not, directly or indirectly, through any officer, director, employee, financial advisor, attorney, representative, subsidiary or agent of such party (i) take any action to solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving Target or any of its subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), or (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal; provided, however, that Target may make reference to and provide a copy of this Section 5.1 to any person or entity that makes an unsolicited inquiry and provided further that nothing contained in this Agreement shall prevent Target, or its Board of Directors, to the extent such Board of Directors determines, in good faith, after consultation with and not inconsistent with the advice of outside legal counsel, that such Board of Directors' fiduciary duties under applicable law require it to do so, from furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited, bona fide, written Acquisition Proposal by such person or entity that the Board of Directors believes is reasonably likely to lead to a Superior Proposal (as hereafter defined), if and only to the extent that, prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Board of Directors receives from such person or entity an executed confidentiality agreement with terms no more favorable to such party than those contained in the Confidentiality Agreement dated October 22, 1998 between Acquiror and Target (the "Confidentiality Agreement"), such non-public information has been previously delivered to the Board of Directors of Acquiror, and Target advises the Acquiror hereto in writing of such disclosure or discussions or negotiations, including the party to whom disclosed or with whom discussions or negotiations will occur. Without limiting the foregoing, it is understood that any violations of the restrictions set forth in this paragraph by any officer, director, employee, financial advisor, attorney, representative, subsidiary or agent of Target, whether or not acting on behalf of Target, shall be deemed to be a breach of this Section 5.1 by Target.

     (b) Except as permitted by this Section 5.1, neither the Board of Directors of Target nor any committee thereof shall agree to or recommend any Acquisition Proposal or withdraw or modify its recommendation of this Agreement or the Merger in any manner adverse to Acquiror or Merger Sub. Notwithstanding the foregoing, the Board of Directors of Target or any committee thereof may recommend an unsolicited, bona fide, written Acquisition Proposal to the stockholders of Target, or withdraw or modify its recommendation of this Agreement and the Merger, in connection with an unsolicited, bona fide, written Acquisition Proposal, if and only to the extent that (1) the Board of Directors of Target believes in its good faith reasonable judgment (after consultation with and not inconsistent with the advice of outside legal counsel and independent financial advisors) that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and, after taking into account the strategic benefits anticipated to be derived from the Merger and the long-term prospects of Acquiror and Target as a combined company and other factors deemed relevant by the Board of Directors of Target, would, if consummated, result in a transaction more favorable from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Target determines in good faith after consultation with and not inconsistent with the advice of outside legal counsel that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law. Without limiting the foregoing, it is understood that any violations of the restrictions set forth in this paragraph by any officer, director, employee, financial advisor, attorney, representative, subsidiary or agent of Target, whether or not acting on behalf of Target, shall be deemed to be a breach of this Section 5.1 by Target.

     (c) Nothing contained in this Section 5.1 or elsewhere in this Agreement shall prohibit Target from taking and disclosing to its stockholders a position contemplated by rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that neither Target nor its Board of Directors nor any committee thereof shall, except in accordance with the provisions of Section 5.1(b), withdraw or modify its position with respect to this Agreement or the Merger or recommend a Superior Proposal.

     (d) Target shall notify Acquiror immediately after receipt by Target (or its advisors) of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of such party or any of its subsidiaries by any person or entity that informs such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Target shall continue to keep Acquiror informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated.

     5.2 . As promptly as practicable after the execution of this Agreement, Target and Acquiror shall prepare proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Target and, as promptly as practicable, Acquiror shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), which complies in form and substance with applicable SEC requirements (and, if necessary, will file an amendment or amendments to such filing to comply with applicable SEC requirements, provided that neither Target nor its Board of Directors nor any committee thereof shall, except in accordance with the provisions of Section 5.1(b), withdraw or modify its position with respect to this Agreement or the Merger or recommend a Superior Proposal) and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable; provided, however, that Acquiror shall have no obligation to agree to account for the Merger as a "purchase" in order to cause the Registration Statement to become effective. The Proxy Statement shall include the unanimous recommendation of the Board of Directors of Target in favor of the Merger (except that Louis Cole, a director of Target, shall have abstained from voting on such matter); except to the extent that the board of Directors of Target shall have modified or withdrawn its recommendation with respect to this Agreement or the Merger in accordance with Section 5.1(b).

     5.3 Stockholders Meeting. Promptly after the date hereof, Target will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene a meeting of the stockholders of Target to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement and the Merger. Subject to Section 5.1(b), Target will, through its Board of Directors, unanimously recommend to its stockholders approval of such matters (except that Louis Cole, a director of Target, shall have abstained from voting on such matters). Target shall use all reasonable efforts to solicit from its stockholders proxies with respect to such matters (whether or not the Board of Directors of Target shall have withdrawn or modified its unanimous recommendation of this Agreement or the Merger).

     5.4 Access to Information.

     (a) Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Target's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Target and its subsidiaries as Acquiror may reasonably request. Target agrees to provide to Acquiror and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.


     (c) No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.


     5.5 Confidentiality. The parties acknowledge that Acquiror and Target have previously executed a Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms.

     5.6 Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or to comply with the rules and regulations of the SEC or any obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

     5.7 Consents; Cooperation.

     (a) Each of Acquiror and Target shall promptly apply for or otherwise seek, and use reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR, and shall use reasonable efforts to obtain all necessary consents, waivers and approvals under, or to deliver notice of the Merger as required by, any of its material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

     (b) Each of Acquiror and Target shall use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Acquiror and Target shall cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Acquiror and Target decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that Acquiror shall have no obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the earlier of (i) March 31, 1998, or (ii) the date of a ruling preliminarily enjoining the Merger issued by a court of competent jurisdiction. Each of Acquiror and Target shall use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

     (c) Notwithstanding the foregoing, neither Acquiror nor Target shall be required to agree to divest itself of or hold separate any subsidiary, division or business unit that is material to the business of such party and its subsidiaries, taken as a whole, or the divestiture or holding separate of which would be reasonably likely to have a Material Adverse Effect on (A) the business, properties, assets, liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole or (B) the benefits intended to be derived as a result of the Merger.

     5.8 Pooling Accounting. Acquiror and Target shall each use its best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests and to take such action as may be reasonably necessary to permit such treatment. Each of Acquiror and Target shall use its best efforts (i) to cause its respective "Affiliates" (as defined in Section 5.10) not to take any action that would adversely affect the ability of Acquiror to account for the business combination to be effected by the Merger as a pooling of interests and (ii) to cause Deloitte & Touche LLP and PricewaterhouseCoopers LLP to deliver the letters referred to in Sections 6.1(g) and 6.1(h) of this Agreement.

     5.9 Update Disclosure; Breaches. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party, by written update to its Disclosure Letter, of (i) the occurrence or non-occurrence of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (ii) the failure of Target or Acquiror, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would be likely to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. The delivery of any notice pursuant to this
Section 5.9 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

     5.10 Stockholder Agreements. Upon the execution of this Agreement, Acquiror and Target will provide each other with a list of those persons who are, in Acquiror's or Target's respective reasonable judgment, "affiliates" of Acquiror or Target, respectively, within the meaning of Rule 145 under the Securities Act ("Rule 145"). Each such person who is an "affiliate" of Acquiror or Target within the meaning of Rule 145 is referred to herein as an "Affiliate." Acquiror and Target shall provide each other such information and documents as Target or Acquiror shall reasonably request for purposes of reviewing such list and shall notify the other party in writing regarding any change in the identity of its Affiliates prior to the Closing Date. Target shall use its best efforts to deliver to Acquiror by the date of execution of this Agreement (and in each case by the Effective Time), from each of the Affiliates of Target, an executed agreement, in the form attached hereto as Exhibit D-1 ("Target Affiliate Agreement"). Acquiror shall use its best efforts to deliver to Target by the date of execution of this Agreement (and in each case by the Effective Time), from each of the Affiliates of Acquiror, an executed agreement, in the form attached hereto as Exhibit D-2 ("Acquiror Affiliate Agreement"). Acquiror shall be entitled to place appropriate legends on the certificates evidencing any Acquiror Common Stock to be received by Affiliates of Target pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Acquiror Common Stock, consistent with the terms of the Target Affiliate Agreement.

     5.11 Indemnification.

     (a) From and after the Effective Time, Acquiror and the Surviving Corporation jointly and severally shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of Target or any of its subsidiaries (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided under Target's Certificate of Incorporation, Bylaws (as in effect on the date hereof) and indemnification agreements in effect as of the Effective Time (provided, however, that Target covenants that it will not enter into indemnification agreements or modify existing indemnification agreements between the date of this Agreement and the Effective Time, except as required by law and except that officers and directors of Target may execute a form of indemnification agreement in the form previously provided to Acquiror or its counsel); provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

     (b) For a period of six years after the Effective Time, Acquiror will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Target's directors' and officers' liability insurance policy on terms substantially similar to those applicable to the current directors and officers of Target; provided, however, that in no event will Acquiror or the Surviving Corporation be required to expend in excess of $180,000 in the aggregate (i.e., for six years coverage) for such coverage (or such coverage as is available for such $180,000).

     5.12 Irrevocable Proxies. Target shall use its best efforts, on behalf of Acquiror and pursuant to the request of Acquiror, to cause affiliates of Target who are officers and directors to execute and deliver to Acquiror, a Voting and Proxy Agreement in the form of Exhibit C attached hereto concurrently with the execution of this Agreement.

     5.13 Legal Requirements. Each of Acquiror, Merger Sub and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.14 Tax-Free Reorganization. Neither Target, Acquiror nor Merger Sub will, either before or after consummation of the Merger, take any action that, to the knowledge of such party, would cause the Merger to fail to constitute a "reorganization" within the meaning of Code Section 368.

     5.15 Stock Options.

     (a) At the Effective Time, the Target Stock Option Plans and each outstanding option to purchase shares of Target Common Stock under the Target Stock Option Plans, whether vested or unvested, shall be assumed by Acquiror, and Target Company's repurchase right with respect to any unvested option shares granted under the Target Stock Option Plans shall be assigned to Acquiror. Target has delivered to Acquiror a schedule (the "Option Schedule") that sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Target Stock Option Plans, including the number of shares of Target Capital Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Target shall deliver to Acquiror an updated Option Schedule current as of such date. Each such option so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plans immediately prior to the Effective Time, except that (i) such option shall be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole number of shares of Acquiror Common Stock, and
(ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed option shall be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such option was exercisable immediately prior to the Effective Time, by the Exchange Ratio, rounded up to the nearest whole cent. The options so assumed by Acquiror shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within ten
(10) business days after the Effective Time, Acquiror will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the Target Stock Option Plans, a document in form and substance satisfactory to Target evidencing the foregoing assumption of such option by Acquiror.

     (b) Acquiror shall take all corporate action necessary to reserve and make available for issuance a sufficient number of shares of Acquiror Common Stock for delivery under Target Stock Options assumed in accordance with this Section
5.15. Within five business days after the Effective Time, Acquiror shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Acquiror Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

     (c) Outstanding purchase rights under the Target ESPP shall be exercised upon the earlier of (i) the next scheduled purchase date under the Target ESPP or (ii) immediately prior to the Effective Time, and each participant in the Target ESPP shall accordingly be issued shares of Target Common Stock according to the terms of the Target ESPP at that time which shall be converted into shares of Acquiror Common Stock in the Merger. The Target ESPP shall terminate with such exercise date, and no purchase rights shall be subsequently granted or exercised under the Target ESPP. Target employees who meet the eligibility requirements for participation in the Aquiror Employee Stock Purchase Plan shall begin payroll deductions under that plan as of the first date on which the terms of the Acquiror ESPP allows such individuals to commence participation.

     5.16 Listing of Additional Shares. Prior to the Effective Time, Acquiror shall file with Nasdaq a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(e) below.

     5.17 Additional Agreements; Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote of stockholders of Target described in Section 5.3, including cooperating fully with the other party, including by provision of information. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the constituent corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     5.18 Employee Benefits. Acquiror shall take such reasonable actions, to the extent permitted by Acquiror's benefits program, as are necessary to allow eligible employees of Target to participate in the benefit programs of Acquiror, or alternative benefits programs in the aggregate substantially comparable to those applicable to employees of Acquiror on similar terms, as soon as practicable after the Effective Time of the Merger. To the extent permitted by Acquiror's benefit plans, from and after the Effective Time, Acquiror shall grant all employees of Target credit for all service (to the same extent as service with Acquiror is taken into account with respect to similarly situated employees of Acquiror) with Target prior to the Effective Time for (i) eligibility and vesting purposes and (ii) for purposes of vacation accrual after the Effective Time as if such service with Target was service with Acquiror. Acquiror and Target agree that where applicable with respect to any medical or dental benefit plan of Acquiror, Acquiror shall, to the extent permitted under its plans, waive any pre-existing condition exclusion and actively-at-work requirements (provided, however, that no such waiver shall apply to a pre-existing condition of any employee of Target who was, as of the Effective Time, excluded from participation in a plan by virtue of such pre-existing condition).

     5.19 Pooling Letters.

     (a) Target shall use all reasonable effects to cause to be delivered to Acquiror a letter of Deloitte & Touche LLP, Target's independent auditors, dated a date within two business days before the date of this Agreement to the effect that the Merger qualifies for pooling of interest accounting treatment if consummated in accordance with this Agreement and in a form reasonably satisfactory to Acquiror and customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type.

     (b) Acquiror shall use all reasonable effects to cause to be delivered to Target a letter of PricewaterhouseCoopers LLP, Acquiror's independent auditors, dated a date within two business days before the date of this Agreement to the effect that the Merger qualifies for pooling of interest accounting treatment if consummated in accordance with this Agreement and in a form reasonably satisfactory to Target and customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type.

     5.20 No Rights Plan Amendment. Except as required by Section 6.3(i), prior to the Closing, Target shall not amend or modify the Target Rights Plan in any manner or take another action so as to (i) render the Target Rights Plan inapplicable to any transaction(s) other than the Merger and other transactions contemplated by this Agreement, the Stock Option Agreement, the Target Affiliate Agreements and the Voting Agreements, or (ii) permit any person or group who would otherwise be an Acquiring Person (as defined in the Target Rights Plan) not to be an Acquiring Person, or (iii) provide that a Distribution Date, a
Section 11(a)(ii) Trigger Date or a Shares Acquisition Date (as such terms are defined in the Target Rights Plan) or similar event does not occur by reason of the execution of any agreement or transaction other than this Agreement and the Merger and the agreements and transactions contemplated hereby and thereby, or
(iv) except as specifically contemplated by this Agreement, otherwise affect the rights of holders of Target Rights. Notwithstanding the foregoing, at any time after the earlier of (i) January 15, 1999, or (ii) ten days after the effective date of the Registration Statement, in connection with a Qualified Tender Offer (as hereafter defined) Target shall be entitled to take any action under the Targets' Rights Plan it so determines to permit a Qualified Tender Offer (including a delay of any Distribution Date), provided that no such action shall violate the Merger Permissive Amendment (as defined in Section 2.25). A "Qualified Tender Offer" shall be an all cash tender offer for all outstanding shares of Target Common Stock, which tender offer qualifies as a Superior Proposal, is fully financed (or in the reasonable determination of Target's Board of Directors and financial advisors is capable of being financed), is not otherwise subject to non-customary, material conditions and would not close prior to the earlier of a negative Target stockholders' vote on the Merger or the termination of this Agreement.



                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

     (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the holders of at least a majority of the shares of Target Common Stock outstanding as of the record date set for the Target Stockholders Meeting.

     (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable efforts to have such injunction or other order lifted.

     (c) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

     (d) Governmental Approval. Acquiror and Target and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state Blue Sky laws, and under HSR.

     (e) Tax Opinion. Each of Target and Acquiror shall have received a written opinion from their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, which opinions shall be substantially identical in substance. In preparing the Target and the Acquiror tax opinions, counsel may rely on reasonable assumptions and may also rely on (and to the extent reasonably required, the parties and Target's stockholders shall make) reasonable representations related thereto.

     (f) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options under the Target Stock Option Plans assumed by Acquiror shall have been made.

     (g) Pooling Letter from Target's Accountants. Acquiror shall have received a letter from Deloitte & Touche LLP, dated as of the Closing Date and addressed to Acquiror, Target and PricewaterhouseCoopers LLP, reasonably satisfactory in form and substance to Acquiror and PricewaterhouseCoopers LLP, to the effect that, after reasonable investigation, Deloitte & Touche LLP are not aware of any fact concerning Target or any of Target's stockholders or Affiliates that could preclude Acquiror from accounting for the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC.

     (h) Pooling Letter from Acquiror's Accountants. Acquiror shall have received a letter from PricewaterhouseCoopers LLP, dated as of the Closing Date, reasonably satisfactory in form and substance to Acquiror, to the effect that Acquiror may account for the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC.

     6.2 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by
Target:

     (a) Representations and Warranties. Each representation and warranty of Acquiror and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except, (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Acquiror and Merger Sub, taken as a whole, (B) for changes contemplated by this Agreement and (C) for those representations and warranties that address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Acquiror and Merger Sub, taken as a whole, as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Acquiror Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). Target shall have received a certificate with respect to the foregoing signed on behalf of Acquiror by an authorized officer of Acquiror.

     (b) Agreements and Covenants. Acquiror and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Target shall have received a certificate to such effect signed on behalf of Acquiror by an authorized officer of Acquiror.

(c) No Material
Adverse Changes. There shall not have occurred any Material Adverse Effect on Acquiror since the date of this Agreement. (d) Affiliate Agreements. Target shall have received from the Affiliates of Acquiror an executed Affiliate Agreement in substantially the form attached hereto as Exhibit D-2.

     6.3 Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

     (a) Representations and Warranties. Each representation and warranty of Target contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Target, (B) for changes contemplated by this Agreement and (C) for those representations and warranties that address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Target as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Target Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). Acquiror shall have received a certificate with respect to the foregoing signed on behalf of Target by an authorized officer of Target.

     (b) Agreements and Covenants. Target shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Acquiror shall have received a certificate to such effect signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target.

     (c) Third Party Consents. Acquiror shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under the contracts of Target set forth on Schedule 6.3(c) hereto.

     (d) No Material Adverse Changes. There shall not have occurred any Material Adverse Effect on Target since the date of this Agreement.

     (e) Affiliate Agreements. Acquiror shall have received from the Affiliates of Target an executed Affiliate Agreement in substantially the form attached hereto as Exhibit D-1.

     (f)  Employment  Agreements.  Each of the  employees of Target set forth on
Schedule 6.3(f) shall have entered into an Employment Agreement in the form attached hereto as Exhibit E.

     (g)  Separation  Agreements.  Each of the  employees of Target set forth on
Schedule 6.3(g) shall have entered into a Separation Agreement in the form attached hereto as Exhibit F.

     (h) Termination of Target 401(k) Plan. If requested by Acquiror, Target shall have terminated its 401(k) Plan. (i) Target Rights Plan. All actions necessary to extinguish and cancel all outstanding Rights under the Target Rights Plan or render such rights inapplicable to the Merger shall have been taken.

                                   ARTICLE VII


                   TERMINATION, EXPENSES, AMENDMENT AND WAIVER

     7.1 . This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 7.1(b) through 7.1(f), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target:

     (a) by mutual written consent of Target and Acquiror; or

     (b) by either Target or Acquiror if the Merger shall not have been consummated by March 31, 1999 (the "Outside Date") (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a significant cause of or resulted in the failure of the Merger to occur on or before such date); or

     (c) by either Target or Acquiror if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

     (d) by either Acquiror or Target, if at the Target Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Target in favor of this Agreement and the Merger shall not have been obtained (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Target where the failure to obtain Target Stockholder Approval shall have been caused by the action or failure to act of Target and such action or failure to act constitutes a material breach by Target of this Agreement). A material breach by a party of Sections 5.2 or 5.3 hereof will constitute a material breach hereunder; or

     (e) by Acquiror, if (i) the Board of Directors of Target shall have withdrawn or modified its unanimous recommendation of this Agreement or the Merger (it being understood that Louis Cole, a director of Target, shall have abstained from voting on such matter); (ii) the Board of Directors of Target fails to reaffirm its unanimous recommendation of this Agreement or the Merger (except that Louis Cole, a director of Target, shall have abstained from voting on such matters) within ten (10) business days after Acquiror requests in writing that such unanimous recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iii) the Board of Directors of Target shall have recommended to the stockholders of Target an Alternative Transaction; (iv) a tender offer or exchange offer for 15% or more of the outstanding shares of Target Common Stock is commenced (other than by Acquiror or an Affiliate of Acquiror) and the Board of Directors of Target shall not have sent to its security holders pursuant to Rule 14e-2 within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Target recommends rejection of such tender or exchange offer; or (v) Target fails to call and hold the Target Stockholders' Meeting by the date immediately preceding the Outside Date and such failure constitutes a material breach by Target of Section 5.2 or 5.3 hereof.

     (f) by Target or Acquiror, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach (i) causes the conditions set forth in
Section 6.3(a) or (b) (in the case of termination by Acquiror) or 6.2(a) or (b) (in the case of termination by Target) not to be satisfied, and (ii) shall not have been cured within twenty (20) business days (or prior to the Outside Date, if earlier) following receipt by the breaching party of written notice of such breach from the other party.

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror or Target or their respective officers, directors, stockholders or affiliates, except as otherwise set forth in Section 7.3 and except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Section
5.5  (Confidentiality),  Section 7.3  (Expenses and  Termination  Fees) and this
Section 7.2 shall remain in full force and effect and survive any termination of this Agreement.

     7.3 Expenses and Termination Fees

     (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Acquiror and Target shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Proxy Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements.

     (b)  Target  shall  pay  Acquiror  a  termination   fee  of  $2,000,000  in
immediately available funds within one business day after the termination of this Agreement by Acquiror pursuant to Section 7.1(e).

     (c) As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) other than Acquiror or its respective affiliates (a "Third Party"), acquires more than 15% of the outstanding shares of Target Common Stock, as the case may be, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Target pursuant to which any Third Party acquires more than 15% of the outstanding equity securities of Target or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of subsidiaries of Target, and the entity surviving any merger or business combination including any of them) of Target having a fair market value (as determined by the Board of Directors of Target or Acquiror, as the case may be, in good faith) equal to more than 15% of the fair market value of all the assets of Target and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any public announcement by a Third Party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     7.4 . The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Target shall not
(i) alter or change the amount or kind of consideration to be received on conversion of the Target Capital Stock, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of Target Capital Stock.

     7.5 Extension; Waiver . At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


                                  ARTICLE VIII


                               GENERAL PROVISIONS

     8.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

(a)                             if to Acquiror or Merger Sub, to:

                                        Legato Systems, Inc.
                                        3210 Porter Drive
                                        Palo Alto, CA  94304
                                        Attention:  Louis C. Cole
                                        Facsimile No.: (650) 812-6032
                                        Telephone No.: (650) 812-6000

                                        with a copy to:

                                        Gunderson Dettmer Stough Villeneuve
                                        Franklin & Hachigian, LLP
                                        155 Constitution Drive
                                        Menlo Park, CA  94025
                                        Attention:  Robert V. Gunderson, Jr.
                                        Facsimile No.: (650) 321-2800
                                        Telephone No.: (650) 463-5200

(b)                             if to Target, to:

                                        Qualix Group, Inc.
                                        177 Bovet Road, Second Floor
                                        San Mateo Road, CA  94402
                                        Attention:  Richard G. Thau
                                        Facsimile No.: (650) 572-0200
                                        Telephone No.: (650) 572-1300

                                        with a copy to:

                                        Wilson Sonsini Goodrich & Rosati. P.C.
                                        650 Page Mill Road
                                        Palo Alto, CA  94303
                                        Attention:  Jeffrey D. Saper
                                        Facsimile No.: (650) 493-6811
                                        Telephone No.: (650) 493-9300

     8.2 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change, condition or effect that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole; provided, however, that the following shall not be considered a "Material Adverse Effect": (i) changes, events, violations, inaccuracies, circumstances and effects that are caused by conditions affecting the United States economy as a whole or affecting the industry in which such entity completes as a whole, which conditions do not affect such entity in a disproportionate manner, (ii) a shortfall in revenues of such entity as a result of delays or cancellations in customer orders (including any effects on such entity's operating income which result directly from such revenue shortfall), which delays or cancellations result from the announcement and pendency of the Merger, or (iii) the loss of employees resulting from the announcement and pendency of the Merger. In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after due and diligent inquiry of senior officers and directors of such party and its subsidiaries reasonably believed by Target or Acquiror, as applicable, to have knowledge of such matters. The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 25, 1998. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.3   Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.4 Entire Agreement; No Third Party Beneficiaries. This Agreement, the other Transaction Documents and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Target Disclosure Letter and the Acquiror Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder, except for the rights of the Target Stockholders and optionholders to receive the consideration set forth in Article I of this Agreement and the provisions of Sections 5.11, 5.15 and 5.18.

     8.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.6 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction and such process.

     8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and permitted assigns.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

             SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION

     IN WITNESS WHEREOF, Target, Acquiror and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.


                                   QUALIX GROUP, INC.



                                   By:    /s/ Richard G. Thau
                                          Richard G. Thau
                                          President and Chief Executive Officer


                                   LEGATO SYSTEMS, INC.



                                   By:    /s/ Louis C. Cole
                                          Louis C. Cole
                                          President and Chief Executive Officer



                                   HAT ACQUISITION CORP.



                                   By:   /s/ Louis C. Cole
                                         Louis C. Cole
                                         President and Chief Executive Officer

                            SCHEDULE 6.3(c)--CONSENTS

None

                                 SCHEDULE 6.3(f)
                    EMPLOYEES EXECUTING EMPLOYMENT AGREEMENTS


David R. Malmstedt
George Symons

                                 SCHEDULE 6.3(g)
                    EMPLOYEES EXECUTING SEPARATION AGREEMENTS

Richard G. Thau

                                                                    EXHIBIT 99.2

                           VOTING AND PROXY AGREEMENT



                  THIS VOTING AND PROXY AGREEMENT ("Agreement") is made and entered into as of October 25, 1998, between Legato Systems, Inc., a Delaware corporation ("Acquiror"), and the undersigned stockholder (the "Stockholder") of Qualix Group, Inc., a Delaware corporation ("Company").

                                    RECITALS

                  A. Concurrently with the execution of this Agreement, Acquiror, Company and HAT Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Acquiror ("Merger Sub"), have entered into an Agreement and Plan of Reorganization, dated October 25, 1998 (the "Merger Agreement"), which provides for the merger (the "Merger") of Merger Sub with and into the Company, and the cancellation of each outstanding share of the Company's common stock.

                  B. As a condition to its willingness to enter into the Merger Agreement, Acquiror has requested that the Stockholder agree to certain matters regarding the retention and voting of the Shares (as defined in Section 1.1 below) in connection with the Merger.

                  The parties agree as follows:

1.                Transfer of Shares.

1.1      Definitions.  For purposes of this Agreement:

     "Shares" shall mean all issued and outstanding shares of Common Stock of Company owned of record or beneficially (over which beneficially-owned shares the Stockholder exercises voting power) by the Stockholder as of the record date for persons entitled to (a) to receive notice of, and to vote at the meeting of the stockholders of Company called for the purpose of voting on the matter referred to in Section 2, or (b) to take action by written consent of the stockholders of Company with respect to the matter referred to in Section 2.

     "Subject Securities" shall mean: (i) all securities of Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) beneficially owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date on which the Merger Agreement shall be terminated in accordance with Article 7 thereof.

     A person shall be deemed to have effected a "Transfer" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     "Opposing Proposal" shall mean (i) any proposal made in opposition to or in competition with consummation of the Merger; (ii) any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with Acquiror and its affiliates; or (iii) any liquidation or winding up of the Company.

1.2  Additional  Purchases.

     The Stockholder agrees that any shares of capital stock of the Company that the Stockholder shall purchase or with respect to which the Stockholder shall otherwise acquire beneficial ownership after the execution of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

1.3 Transferee of Subject Securities to be Bound by this Agreement.

     Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Subject Securities to be effected unless such Transfer is in accordance with any affiliate agreement between Stockholder and Acquiror contemplated by the Merger Agreement to which such Stockholder is bound and each person to which any of such Subject Securities, or any interest in any of such
Subject Securities, is or may be transferred shall have: (a) executed a counterpart of this Voting Agreement and Proxy (with such modifications as Acquiror may reasonably request); and (b) agreed in writing to hold such Subject Securities (or interest in such Subject Securities) subject to all of the terms and provisions of this Agreement. 2. Agreement to Vote Shares and Grant Proxy. At every meeting of the stockholders of the Company called with respect to any of the following, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Stockholder agrees to vote the Shares and any New Shares in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger. In order to effectuate the foregoing, the Stockholder does hereby constitute and appoint Acquiror, or any nominee of Acquiror, with full power of substitution, from the date hereof to the Expiration Date, as its true and lawful proxy, for and in its name, place and stead, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to the Company that the laws of the State of Delaware may permit or require, to cause the Shares and any New Shares to be voted in the manner contemplated by this Section 2. The parties and proxies named above shall not exercise this proxy on any other matter except as provided above. The parties acknowledge that the proxy provided for here is irrevocable and coupled with an interest. This provision shall not in any manner limit the Company's ability through its officers and directors, including without limitation, the Stockholder, to take action consistent with the provisions of
Section 5.1 and Section 5.2 of the Merger Agreement.

3. Representations, Warranties and Covenants of the Stockholder.

     The Stockholder represents,  warrants and covenants to Acquiror as follows:

3.1  Ownership of Shares.

     The Stockholder  (together with such  Stockholder's  spouse, if applicable)
(i) is the sole beneficial and record owner and holder of the Shares, which at the date hereof and at all times up until the Expiration Date, will be free and clear of any liens, claims, options, charges, security interests, equities, options, warrants, rights to purchase (including, without limitation, restrictions on rights of disposition other than those imposed by applicable securities laws), third party rights of any nature or other encumbrances, and
(ii) does not own any shares of capital stock of the Company other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership).

3.2 Authority;  Due Execution.

     The Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement. The Stockholder has duly executed and delivered this Agreement and (assuming the due authorization, execution and delivery of this Agreement by Acquiror) this Agreement constitutes a valid and binding obligation of the Stockholder.

3.3 No Proxy  Solicitations.

     The  Stockholder  will not,  and will not  permit  any  entity  under  such
Stockholder's control to (i) solicit proxies or become a "participant" in a "solicitation," as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to an Opposing Proposal; (ii) initiate a stockholder's vote or action by consent of the Company stockholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Opposing Proposal. This provision shall not in any manner limit the Company's ability through its officers and directors, including without limitation, the
Stockholder,  to take action  consistent  with the provisions of Section 5.1 and
Section 5.2 of the Merger Agreement.

4.  Representations,  Warranties  and Covenants  of  Acquiror.

     Acquiror represents, warrants and covenants to the Stockholder as follows:

4.1 Due  Authorization.

     This Agreement has been authorized by all necessary corporate action on the part of Acquiror and has been duly executed by a duly authorized officer of Acquiror.

4.2 Validity;  No Conflict.

     This Agreement constitutes the legal, valid and binding obligation of Acquiror. Neither the execution of this Agreement by Acquiror nor the consummation of the transactions contemplated hereby will result in a breach or violation of the terms of any agreement by which Acquiror is bound or by any decree, judgment, order, law or regulation now in effect of any court or other governmental body applicable to Acquiror. 5. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

6.   Miscellaneous.

6.1  Severability.

     If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.2 Binding  Effect and  Assignment.

     This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other. This Agreement is intended to bind Stockholder as a stockholder of the Company only with respect to the specific matters set forth herein.

6.3  Amendments  and  Modification.

     This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6.4 Specific Performance; Injunctive Relief.

     The parties hereto acknowledge that Acquiror will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Acquiror upon any such violation, Acquiror shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Acquiror at law or in equity.

6.5 Governing Law.

     This Agreement shall be governed by, construed and enforced in accordance with, the internal laws of the State of Delaware as such laws are applied to contracts entered into and to be performed entirely within Delaware. 6.6 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

6.7   Counterparts.

     This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

6.8  Effect of Headings.

     The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                           [Signature Page Follows.]

                           VOTING AND PROXY AGREEMENT
                  IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.


                         LEGATO SYSTEMS, INC.



                         By:____________________________________________________

                         Name:__________________________________________________

                         Title:_________________________________________________



                         STOCKHOLDER



                         By:____________________________________________________

                         Name of Stockholder:___________________________________

                         Name of Signatory  (if
                         different from name of
                         Stockholder):__________________________________________

                         Title of Signatory
                         (if applicable):_______________________________________




Number of shares beneficially owned by Stockholder subject to this Agreement:

Common Stock                                         ___________

                                                                    EXHIBIT 99.3



                             STOCK OPTION AGREEMENT



                  THIS STOCK OPTION AGREEMENT dated as of October 25, 1998 (the "Agreement") is entered into by and between Qualix Group, Inc., a Delaware corporation ("Target") and Legato Systems, Inc., a Delaware corporation ("ACQUIROR"). Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

                                    Recitals

                  A. Concurrently with the execution and delivery of this Agreement, Target, ACQUIROR and Hat Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of ACQUIROR ("Sub"), are entering into an Agreement and Plan of Reorganization (the "Merger Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Target and ACQUIROR will enter into a business combination transaction (the "Merger").

                  B. As a condition to ACQUIROR's willingness to enter into the Merger Agreement, ACQUIROR has requested that Target agree, and Target has so agreed, to grant to ACQUIROR an option to acquire shares of Target's Common Stock, $0.001 par value, upon the terms and subject to the conditions set forth herein.

                                    Agreement

                  NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.   Grant of Option.

                  Target hereby grants to ACQUIROR an irrevocable option (the "Option") to acquire up to a number of shares of the Common Stock, $0.001 par value, of Target ("Target Shares"), including the associated rights (the "Rights") to purchase shares of Target Preferred Stock pursuant to the Rights Agreement, dated as of July 31, 1997, between Target and ChaseMellon Shareholders Services, L.L.C., as Rights Agent (the "Rights Agreement"), equal to 19.9% of the issued and outstanding shares of capital stock of Target as of the first date, if any, upon which an Exercise Event (as defined in Section 2(a) below) shall occur (the "Option Shares"), in the manner set forth below by paying cash at a price of $5.73 per share (the "Exercise Price"). All references in this Agreement to Target Shares issued to ACQUIROR hereunder shall be deemed to include the Rights (subject to the terms of the Rights Agreement).

2.   Exercise of Option; Maximum Proceeds.

     (a) For all purposes of this Agreement, an "Exercise Event" shall have occurred upon termination of the Merger Agreement pursuant to Section 7.1(e) thereof.

     (b) ACQUIROR may deliver to Target a written notice (an "Exercise Notice") specifying that it wishes to exercise and close a purchase of Option Shares upon the occurrence of an Exercise Event and specifying the total number of Option Shares it wishes to acquire (i) upon public disclosure of an Acquisition Proposal for an Alternative Transaction with respect to Target, with any party other than ACQUIROR (or an affiliate of ACQUIROR), (ii) upon the commencement of an election contest within the meaning of Rule 14a-11 of the Exchange Act with the purpose of seeking to effect a Change of Control of the Target Board of Directors, or (iii) upon termination of the Merger Agreement pursuant to Section 7.1(e) thereof (the events specified in clauses (i), (ii) or (iii) of this sentence being referred to herein as "Conditional Exercise Events"). For purposes of this Agreement, a "Change of Control" of the Target Board of Directors shall mean a change in the composition of such Board as a result of which fewer than a majority of the incumbent directors are directors who either
(A) had been directors of Target at least eighteen (18) months prior to such change or (B) were elected or nominated for election to the Target Board with the affirmative votes of at least a majority of the directors who had been directors of Target at least eighteen (18) months prior to such change and who were still serving as directors at the time of the election or nomination. At any time after delivery of an Exercise Notice, unless such Exercise Notice is withdrawn by ACQUIROR, the closing of a purchase of Option Shares (a "Closing") specified in such Exercise Notice shall take place at the principal offices of Target upon the occurrence of an Exercise Event or at such later date prior to the termination of the Option as may be designated by ACQUIROR in writing. In the event that no Exercise Event shall occur prior to termination of the Option, such Exercise Notice shall be void and of no further force and effect.

     (c) The Option shall terminate upon the earliest of (i) the Effective Time,
(ii) 12 months  following the  termination of the Merger  Agreement  pursuant to
Section 7.1(e) thereof, or (iii) upon termination of the Merger Agreement for any reason other than pursuant to Section 7.1(e) thereof; provided, however, that if the Option is exercisable but cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated, or because any other condition to closing has not been satisfied, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal.

     (d) If ACQUIROR receives proceeds in connection with any sales or other dispositions of this Option (or any rights hereunder) or Option Shares, plus any dividends received by ACQUIROR declared on Option Shares (including by exercising the ACQUIROR Put described in Section 6(a) hereof), of more than the sum of (x) $1,500,000 plus (y) the Exercise Price multiplied by the number of Target Shares purchased by ACQUIROR pursuant to the Option, then all proceeds to ACQUIROR in excess of such sum shall be remitted by ACQUIROR to Target.

3.   Conditions to Closing.

                  The obligation of Target to issue Option Shares to ACQUIROR hereunder is subject to the conditions that (a) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder shall have expired or been terminated; (b) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. It is understood and agreed that at any time during which ACQUIROR shall be entitled to deliver to Target an Exercise Notice, the parties will use their respective best efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable, and in any event, upon the occurrence of an Exercise Event.

4.   Closing.

                  At any Closing, (a) Target shall deliver to ACQUIROR a single certificate in definitive form representing the number of Target Shares designated by ACQUIROR in its Exercise Notice consistent with this Agreement, such certificate to be registered in the name of ACQUIROR and to bear the legend set forth in Section 10 hereof, against delivery of (b) payment by ACQUIROR to Target of the aggregate purchase price for the Target Shares so designated and being purchased by delivery of a certified check or bank check in immediately available funds.

5.   Representations and Warranties of Target.

                  Target represents and warrants to ACQUIROR that (a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Target and consummation by Target of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target and no other corporate proceedings on the part of Target are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Target and constitutes a legal, valid and binding obligation of Target and, assuming this Agreement constitutes a legal, valid and binding obligation of ACQUIROR, is enforceable against Target in accordance with its terms; (d) except for any filings required under the HSR Act, Target has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Target Shares for ACQUIROR to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Target Shares or other securities which may be issuable pursuant to Section 8(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable;
(e) upon delivery of the Target Shares and any other securities to ACQUIROR upon exercise of the Option, ACQUIROR will acquire such Target Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by ACQUIROR; (f) the execution and delivery of this Agreement by Target do not, and the performance of this Agreement by Target will not, (i) violate the Certificate of Incorporation or Bylaws of Target, (ii) conflict with or violate any order applicable to Target or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any property or assets of Target or any of its subsidiaries pursuant to, any contract or agreement to which Target or any of its subsidiaries is a party or by which Target or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses (ii) and
(iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Target; and (g) the execution and delivery of this Agreement by Target does not, and the performance of this Agreement by Target will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except pursuant to the HSR Act.

6.   Certain Rights

     (a) ACQUIROR Put. ACQUIROR may deliver to Target a written notice (a "Put Notice") at any time during which ACQUIROR may deliver an Exercise Notice specifying that it wishes to sell the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below (as limited by subparagraph (iii) below), and the Option Shares, if any, acquired by ACQUIROR pursuant thereto, at the price set forth in subparagraph (ii) below (as limited by subparagraph (iii) below) (the "Put"). At any time after delivery of a Put Notice, unless such Put Notice is withdrawn by ACQUIROR, the closing of the Put (the "Put Closing") shall take place at the principal offices of Target upon the occurrence of an Exercise Event or at such later date prior to the termination of the Option as may be designated by ACQUIROR in writing. In the event that no Exercise Event shall occur prior to termination of the Option, such Put Notice shall be void and of no further force and effect.:

     (i) The difference between the "Market/Tender Offer Price" for Target Shares as of the date ACQUIROR gives notice of its intent to exercise its rights under this Section 6(a) (defined as the higher of (A) the highest price per share offered as of such date pursuant to any Alternative Transaction which was made prior to such date and not terminated or withdrawn as of such date and (B) the highest closing sale price of Target Shares on the Nasdaq National Market during the twenty (20) trading days ending on the trading day immediately preceding such date) and the Exercise Price, multiplied by the number of Target Shares purchasable pursuant to the Option, but only if the Market/Tender Offer Price is greater than the Exercise Price. For purposes of determining the highest price offered pursuant to any Alternative Transaction which involves consideration other than cash, the value of such consideration shall be equal to the higher of (x) if securities of the same class of the proponent as such consideration are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Alternative Transaction, or if no such value is ascribed, a value determined in good faith by the Board of Directors of Target.

     (ii) The Exercise Price paid by ACQUIROR for Target Shares acquired pursuant to the Option plus the difference between the Market/Tender Offer Price and such Exercise Price (but only if the Market/Tender Offer Price is greater than the Exercise Price) multiplied by the number of Target Shares so purchased.

     (iii)  Notwithstanding  subparagraphs (i) and (ii) above,  pursuant to this
Section 6 Target shall not be required to pay ACQUIROR in excess of an aggregate of (A) (x) $1,500,000 plus (y) the Exercise Price paid by ACQUIROR for Target Shares acquired pursuant to the Option and put to Target pursuant to Section 6 minus (B) the gain received by ACQUIROR on sale(s) of this Option (or any rights hereunder) or Option Shares to third parties. The parties intend ACQUIROR profit received pursuant to this Option and the Option Shares not to exceed $1,500,000 in the aggregate and Section 3(d) and Section 6(a)(iii) shall be read collectively to achieve such purpose.

     (b) Payment and Redelivery of Option or Shares. At the Put Closing, Target shall pay the required amount to ACQUIROR in immediately available funds and ACQUIROR shall surrender to Target the Option and the certificates evidencing the Target Shares purchased by ACQUIROR pursuant thereto.

7.   Registration Rights

     (a) Following the termination of the Merger Agreement, ACQUIROR (sometimes referred to herein as a "Holder") may by written notice (sometimes referred to herein as the "Registration Notice") to Target (the "Registrant") request the Registrant to register under the Securities Act all or any part of the shares acquired by such Holder pursuant to this Agreement (the "Registrable Securities") in order to permit the sale or other disposition of such shares pursuant to a bona fide firm commitment underwritten public offering in which the Holder and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 1% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis (a "Permitted Offering"); provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act. The Registration Notice shall include a certificate executed by the Holder and its proposed managing underwriter, which underwriter shall be an investment banking firm of internationally recognized standing reasonably acceptable to the Company (the "Manager"), stating that (i) the Holder and the Manager have a good faith intention to commence a Permitted Offering and (ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price equal to at least 80% of the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice. The Registrant shall thereupon have the option exercisable by written notice delivered to the Holder within ten business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities so purchased and (ii) the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice. Any such purchase of Registrable Securities by the Registrant hereunder shall take place at a closing to be held at the principal executive offices of the Registrant or its counsel at any reasonable date and time designated by the Registrant in such notice within 10 business days after delivery of such notice. The payment for the shares to be purchased shall be made by delivery at the time of such closing of the Option Price in immediately available funds.

     (b) If the Registrant does not elect to exercise its option to purchase pursuant to Section 7(a) with respect to all Registrable Securities, the
Registrant shall use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) the Holder shall not be entitled to more than an aggregate of two effective registration statements hereunder and (ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) the Registrant is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, in the written opinion of counsel to such Registrant, such information would have to be disclosed if a registration statement were filed at that time; (B) such Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) such Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this
Section 7 shall again be applicable to any proposed registration, it being understood that neither party shall be entitled to more than an aggregate of two effective registration statements hereunder. The Registrant shall use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 7 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

     (c) The registration rights set forth in this Section 7 are subject to the condition that the Holder shall provide the Registrant with such information with respect to such Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to such Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder.

     (d) A registration effected under this Section 7 shall be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant shall use all reasonable efforts to provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

     (e) Indemnification

     (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the
Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder and, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by such Holder or director or officer or controlling person or underwriter seeking indemnification.

     (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder for use therein, provided that in no event shall any indemnity under this Section 8(e) exceed the gross proceeds of the offering received by the Holder.

     (iii) Each party entitled to indemnification under this Section 7(e) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 7(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party shall be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which shall not be unreasonably withheld).

8.   Adjustment Upon Changes in Capitalization; Rights Plans

     (a) In the event of any change in the Target Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that ACQUIROR shall receive, upon exercise of the Option, the number and class of shares or other securities or property that ACQUIROR would have received in respect of the Target Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     (b) At any time during which the Option is exercisable, and at any time after the Option is exercised (in whole or in part, if at all), Target shall not amend its Rights Agreement nor adopt a new stockholders rights plan that contains provisions for the distribution of rights thereunder soley as a result of ACQUIROR being the beneficial owner of shares of Target by virtue of the Option being exercisable or having been exercised (or as a result of such other party beneficially owning shares issuable in respect of any Option Shares).

9.   Restrictive Legends

                  Each certificate representing Option Shares issued to ACQUIROR hereunder shall include a legend in substantially the following form:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF OCTOBER 25, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

10.  Listing and HSR Filing

                  Target, upon the request of ACQUIROR, shall promptly file an application to list the Target Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and shall use its reasonable efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto shall promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required pre-merger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Target Shares subject to the Option at the earliest possible date.

11.  Binding Effect

                  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Certificates representing shares sold in a registered public offering pursuant to Section 7 shall not be required to bear the legend set forth in Section 9.

12.  Specific Performance

                  The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

13.  Entire Agreement

                  This Agreement and the Merger Agreement (including the appendices and exhibits thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

14.  Further Assurances

                  Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

15.  Validity

                  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and shall execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

16.  Notices

                  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(i)                                     if to ACQUIROR, to:

                                        Legato Systems, Inc.
                                        3210 Porter Drive
                                        Palo Alto, CA  94304
                                        Attention:  Louis C. Cole
                                        Facsimile No.: (650) 812-6032
                                        Telephone No.: (650) 812-6000

                                        with a copy to:

                                        Gunderson Dettmer Stough Villeneuve
                                        Franklin & Hachigian, LLP
                                        155 Constitution Drive
                                        Menlo Park, CA  94025
                                        Attention:  Robert V. Gunderson, Jr.
                                        Facsimile No.: (650) 321-2800
                                        Telephone No.: (650) 463-5200

(ii)                                    if to Target, to:

                                        Qualix Group, Inc.
                                        177 Bovet Road, Second Floor
                                        San Mateo Road, CA  94402
                                        Attention:  Richard G. Thau
                                        Facsimile No.: (650) 572-0200
                                        Telephone No.: (650) 572-1300

                                        with a copy to:

                                        Wilson Sonsini Goodrich & Rosati. P.C.
                                        650 Page Mill Road
                                        Palo Alto, CA  94303
                                        Attention:  Jeffrey D. Saper
                                        Facsimile No.: (650) 493-6811
                                        Telephone No.: (650) 493-9300




17.  Governing Law

                  This   Agreement   shall  be  governed  by  and  construed  in
accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

18.  Counterparts

                  This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which, taken together, shall constitute one and the same instrument.

19.  Expenses

                  Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

20.  Amendments; Waiver

                  This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

21.  Assignment

                  Target may not sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of ACQUIROR. The rights and obligations hereunder shall inure to the benefit of and be binding upon any successor of a party hereto.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.



                                   QUALIX GROUP, INC.



                                   By:    /s/ Richard G. Thau
                                          Richard G. Thau
                                          President and Chief Executive Officer


                                   LEGATO SYSTEMS, INC.



                                   By:    /s/ Louis C. Cole
                                          Louis C. Cole
                                          President and Chief Executive Officer